02038233

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAY 3 1 2002 WASH. D.C. 161

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

LONG BEACH SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter)

0001119605
(Registrant CIK Number)

Form 8-K for (filed May 31, 2002)
(Electronic Report, Schedule or Registration Statement of Which the Documents are a Part (Give Period of Report))

333-41712
(SEC File Number, if Available)

(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Seattle, state of Washington, May 29, 2002.

Long Beach Securities Corp.
(Registrant)

By ________________, Vice President
(Name and Title)

Filings Made by Persons Other Than the Registrant. After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, 200_, that the information set forth in this statement is true and complete.

PROCESSED
JUN 14 2002
THOMSON
FINANCIAL

By________________
(Name)

____
(Title)

202938 v02.SE (4CL602!.DOC)
(26425.0009)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 31, 2002

LONG BEACH SECURITIES CORP.

(as depositor under the Pooling and Servicing Agreement, dated as of June 1, 2002, providing for the issuance of Asset-Backed Certificates, Series 2002-2)

(Exact name of registrant as specified in its charter)

Delaware	333-41712	33-0917586
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1100 Town & Country Road Suite 1600 Orange, California	92868
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (714) 541-5378

Item 5. Other Events

Description of the Certificates and the Mortgage Pool

As of the date hereof, Long Beach Securities Corp. (the "Registrant") has caused to be filed with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's Rule 424 a Prospectus Supplement to its Prospectus, dated December 12, 2000, in connection with the Registrant's issuance of a series of certificates, entitled Long Beach Mortgage Loan Trust 2002-2, Asset-Backed Certificates, Series 2002-2 (the "2002-2 Certificates"), to be issued pursuant to a pooling and servicing agreement, dated as of June 1, 2002, among the Registrant as depositor (the "Depositor"), Long Beach Mortgage Company as master servicer ("Master Servicer"), the Federal National Mortgage Association ("Fannie Mae") as guarantor with respect to the Class I-A Certificates and the Class I-S1 Certificates (the "Fannie Mae Certificates"), Wachovia Bank, National Association as trustee and Deutsche Bank National Trust Company as trust administrator. Fannie Mae will exchange Fannie Mae Guaranteed Grantor Trust Pass-Through Certificates, Fannie Mae Grantor Trust 2002-T7 (the "Guaranteed Certificates") with Depositor for the Fannie Mae Certificates pursuant to the Commitment Letter dated as of May 29, 2002 among Fannie Mae, Registrant, Master Servicer and Credit Suisse First Boston Corporation. The Registrant, Master Servicer, Credit Suisse First Boston Corporation and Morgan Stanley & Co., Incorporated (together, Credit Suisse First Boston Corporation and Morgan Stanley & Co., Incorporated are the "Co-Representatives"), Banc of America Securities LLC, Banc One Capital Markets, Inc., Deutsche Bank Securities, Greenwich Capital Markets, Inc., Lehman Brothers Inc., and UBS Warburg, LLC have entered into an Underwriting Agreement dated as of May 30, 2002 for the purchase of the Class II-A Certificates, Class II-S1 Certificates, Class II-M1 Certificates, Class M2 Certificates, Class M3 Certificates, Class M4A Certificates and Class M4B Certificates (the "Offered Certificates", collectively with the Guaranteed Certificates the "Underwritten Certificates"). The 2002-2 Certificates will represent in the aggregate the entire beneficial ownership interests in a trust fund (the "Trust Fund") consisting primarily of a pool of fully amortizing fixed rate and adjustable rate, first lien and second lien residential mortgage loans having original terms to maturity up to 30 years (the "Mortgage Loans").

Computational Materials

The Co-Representatives have advised the Registrant that they have furnished to certain prospective purchasers of Certificates certain materials, herein referred to as "Computational Materials", in written form, which Computational Materials are in the nature of data tables and term sheet information relating to the Mortgage Loans or other assets of the Trust Fund, the structure of the Underwritten Certificates and terms of certain classes of Underwritten Certificates, and the hypothetical characteristics and hypothetical performance of certain classes of Underwritten Certificates under certain assumptions and scenarios.

The Computational Materials have been provided by the Co-Representatives. The information in the Computational Materials is preliminary and will be superseded by the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Commission.

The Computational Materials were prepared by the Co-Representatives at the request of certain prospective investors. The Computational Materials may be based on information that differs from the information set forth in the Prospectus Supplement.

Item 7. Financial Statements and Exhibits.

(a) Not applicable

(b) Not applicable

(c) Exhibits

Exhibit No.	Description
99.1	Computations Materials (as defined in Item 5) that have been provided by Credit Suisse First Boston Corporation and Morgan Stanley & Co., Incorporated to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2002-2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 29, 2002

LONG BEACH SECURITIES CORP.

By: ______________________
Name: Jeffery A. Sorensen
Title: Vice President

Index to Exhibits

Exhibit No.	Description	Sequentially Numbered Page
99.1	Computations Materials (as defined in Item 5) that have been provided by Credit Suisse First Boston Corporation and Morgan Stanley & Co., Incorporated to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2002-2	P

EXHIBIT 99.1

FILED BY PAPER

228636 v04.SE (4WF004!.DOC)

Marketing Materials

Long Beach Mortgage Company

(A SUBSIDIARY OF WASHINGTON MUTUAL, INC.)
SELLER AND MASTER SERVICER

$1,000,000,000

(APPROXIMATE)

SERIES 2002-2

FANNIE MAE GRANTOR TRUST 2002-T7
CLASSES A1 & S1

LONG BEACH MORTGAGE LOAN TRUST 2002-2
CLASSES II-A, II-S1, II-M1, M2, M3 & M4

MAY 21, 2002

CREDIT SUISSE | FIRST BOSTON

The analysis in this report is based on information provided by Long Beach Mortgage Company (the "Seller"). Credit Suisse First Boston. ("CSFB") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Issuer's Prospectus and Prospectus Supplement, (the "Prospectus") or the Fannie Mae Prospectus, the Issuer's Information Supplement and Fannie Mae Information Statement (the "Fannie Mae Prospectus"), as applicable, for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by CSFB and will be superseded by the final Prospectus or Fannie Mae Prospectus, as applicable, and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and CSFB is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the Prospectus or the Fannie Mae Prospectus, as applicable, relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by CSFB in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither CSFB nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY CSFB AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF THE ISSUER'S AFFILIATES. CSFB IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

STRUCTURAL SUMMARY

Fannie Mae Grantor Trust 2002-T7

The Class A1 and Class S1 Fannie Mae Guaranteed Grantor Trust Pass-Through Certificates correspond to the Class I-A and Class I-S1 Certificates of Long Beach Mortgage Loan Trust 2002-2.

Only the Class I-A and I-S1 Certificates of Long Beach Mortgage Loan Trust 2002-2 will be guaranteed by Fannie Mae.

Long Beach Mortgage Loan Trust 2002-2

Class(1)(2)	Approximate Size $	Certificate Type	Estimated WAL (yrs) Call	Est. Prin. Window (mos) Call	Expected Final Distribution Date (to Call)	Expected Ratings Moody's	S&P	Fitch
FANNIE MAE CERTIFICATES								
I-A(3)	521,540,000	Sen – Flt	2.64	1-89	Nov. 2009	Fannie Mae Guaranty		
I-S1(4)	Notional	IO – Decl	N/A	1-35	May 2005	Fannie Mae Guaranty		
NON FANNIE MAE CERTIFICATES								
II-A(3)	342,200,000	Sen – Flt	2.50	1-89	Nov. 2009	Aaa	AAA	AAA
II-S1(4)	Notional	IO – Decl	N/A	1-35	May 2005	Aaa	AAA	AAA
II-M1(3)	24,700,000	Sub – Flt	5.10	40-89	Nov. 2009	Aa2	AA	AA
M2(3)	54,400,000	Sub – Flt	5.03	38-89	Nov. 2009	A2	A	A
M3(3)	37,150,000	Sub – Flt	5.00	37-89	Nov. 2009	Baa2	BBB	BBB
M4(3)	20,010,000	Sub – Flt	4.94	37-89	Nov. 2009	Baa3	BBB-	BBB-

(1) The Class M2 Certificates consist of the I-M2 Component and the II-M2 Component. The Class M3 Certificates consist of the I-M3 Component and the II-M3 Component. The Class M4 Certificates consist of the I-M4 Component and the II-M4 Component. The Class I-A Certificates, Class I-S1 Certificates, the I-M2 Component, the I-M3 Component and the I-M4 Component are backed by the cashflow from a pool of conforming balance, first lien, fixed-rate and adjustable-rate mortgage loans (the "Group I Mortgage Loans"). The Class II-A Certificates, Class II-S1 Certificates, Class II-M1 Certificates, the II-M2 Component, the II-M3 Component and the II-M4 Component are backed by the cashflow from a pool of predominately non-conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans (the "Group II Mortgage Loans"). The principal balance of each class of offered certificates is subject to a 10% variance.

(2) The Certificates are subject to a 10% Clean-up Call (as described herein).

(3) The Class I-A, Class II-A, Class II-M1, Class M2, Class M3 and Class M4 Certificates are subject to the Net WAC Rate (as described herein). The margin on the Class I-A and Class II-A Certificates doubles and the margin on Class II-M1, Class M2, Class M3 and Class M4 Certificates will increase 1.5x after the first distribution date on which the Clean-up Call is exercisable.

(4) Interest payment window.

STRUCTURAL SUMMARY

Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

Fixed Rate: 115% PPC: (100% PPC: 4% - 20% CPR over 12 months, remaining at 20% CPR thereafter)

ARM: 27% CPR.

Class S Notional Schedule: There will be Aaa/AAA/AAA rated interest only Class I-S1 and Class II-S1 Certificates and Baa3/BBB-/BBB- rated only Class I-S2 and Class II-S2 Certificates. The notional amounts of the Class S Certificates will be equal to the lesser of (i) the sum of the aggregate Stated Principal Balance of the corresponding Mortgage Loan Group and (ii) the following schedule:

Month	I-S1	I-S2	Month	II-S1	II-S2
1	114,720,000	48,190,000	1	78,840,000	33,810,000
2	114,720,000	48,190,000	2	78,840,000	33,810,000
3	114,720,000	48,190,000	3	78,840,000	33,810,000
4	114,720,000	48,190,000	4	78,840,000	33,810,000
5	114,720,000	48,190,000	5	78,840,000	33,810,000
6	99,080,000	48,190,000	6	70,030,000	33,810,000
7	99,080,000	48,190,000	7	70,030,000	33,810,000
8	99,080,000	48,190,000	8	70,030,000	33,810,000
9	99,080,000	48,190,000	9	70,030,000	33,810,000
10	99,080,000	48,190,000	10	70,030,000	33,810,000
11	87,160,000	48,190,000	11	61,700,000	33,810,000
12	87,160,000	48,190,000	12	61,700,000	33,810,000
13	87,160,000	48,190,000	13	61,700,000	33,810,000
14	87,160,000	48,190,000	14	61,700,000	33,810,000
15	87,160,000	48,190,000	15	61,700,000	33,810,000
16	76,390,000	48,190,000	16	54,210,000	33,810,000
17	76,390,000	48,190,000	17	54,210,000	33,810,000
18	76,390,000	48,190,000	18	54,210,000	33,810,000
19	76,390,000	48,190,000	19	54,210,000	33,810,000
20	76,390,000	48,190,000	20	54,210,000	33,810,000
21	67,030,000	48,190,000	21	47,570,000	33,810,000
22	67,030,000	48,190,000	22	47,570,000	33,810,000
23	67,030,000	48,190,000	23	47,570,000	33,810,000
24	67,030,000	48,190,000	24	47,570,000	33,810,000
25	67,030,000	42,000,000	25	47,570,000	28,000,000
26	58,830,000	42,000,000	26	41,780,000	28,000,000
27	58,830,000	42,000,000	27	41,780,000	28,000,000
28	58,830,000	42,000,000	28	41,780,000	28,000,000
29	58,830,000	42,000,000	29	41,780,000	28,000,000
30	58,830,000	42,000,000	30	41,780,000	28,000,000
31	48,750,000		31	34,500,000	
32	48,750,000		32	34,500,000	
33	48,750,000		33	34,500,000	
34	48,750,000		34	34,500,000	
35	48,750,000		35	34,500,000	

The Class I-S2 and Class II-S2 Certificates are not offered hereby.

Delivery: Book-entry form through DTC/Euroclear/Clearstream.

TERMS

Depositor:	Long Beach Securities Corp.
Seller and Master Servicer:	Long Beach Mortgage Company ("*Long Beach*")
Sub-Servicer:	Washington Mutual Bank, FA
Trustee:	Citibank N.A.
Trust Administrator:	Deutsche Bank National Trust Company
Co-Lead Underwriters:	Credit Suisse First Boston Morgan Stanley & Co., Incorporated
Co-Underwriters:	Banc of America Securities LLC Banc One Capital Markets, Inc. Deutsche Banc Securities, Inc. Greenwich Capital Markets, Inc. Lehman Brothers Inc. UBS Warburg, LLC WaMu Capital, a division of Washington Mutual Bank, FA (dealer)
Cut-off Date:	June 1, 2002.
Expected Pricing Date:	May [23], 2002.
Expected Closing Date:	June 4, 2002.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in July 2002.

Certificates:

Group I Certificates: Class I-A Certificates, Class I-S1 Certificates and Class I-S2 Certificates.

Group II Certificates: Class II-A Certificates, Class II-S1 Certificates, Class II-M1 Certificates and the Class II-S2 Certificates

Fannie Mae Certificates: Class I-A Certificates and Class I-S1 Certificates. The Fannie Mae Guaranteed Grantor Trust Certificates represent ownership interests in the Fannie Mae Certificates.

Non-Fannie Mae Certificates: Class II-A Certificates, Class II-S1 Certificates, Class II-M1 Certificates, Class M2 Certificates, Class M3 Certificates and Class M4 Certificates.

Component Certificates: The Class M2 Certificates will be comprised of the I-M2 Component and II-M2 Component. The I-M2 Component will have an initial principal balance of $33,800,000 and the II-M2 Component will have an initial principal balance of $20,600,000. The Class M3 Certificates will be comprised of the I-M3 Component and II-M3 Component. The I-M3 Component will have an initial principal balance of $20,580,000 and the II-M3 Component will have an initial principal balance of $16,570,000. The Class M4 Certificates will be comprised of the I-M4 Component and II-M4 Component. The I-M4 Component will have an initial principal balance of $11,755,000 and the II-M4 Component will have an initial principal balance of $8,255,000.

The Group I Mezzanine Components will be the I-M2, the I-M3 and the I-M4 Components and the Group II Mezzanine Components will be the II-M2, the II-M3 and the II-M4 Components .

Class A Certificates: Class I-A Certificates and Class II-A Certificates.

Class S Certificates: Class I-S Certificates and Class II-S Certificates.

Class I-S Certificates: Class I-S1 Certificates and Class I-S2 Certificates..

Class II-S Certificates: Class II-S1 Certificates and Class II-S2 Certificates.

The Group I Subordinate Certificates and Components will be the Group I Mezzanine Components and the Class I-C Certificates. The Group II Subordinate Certificates and Components will be the Class II-M1 Certificates, the Group II Mezzanine Components and the Class II-C Certificates.

Mezzanine Components: The Group I Mezzanine Components and the Group II Mezzanine Components.

Offered Certificates: Fannie Mae Certificates and Non-Fannie Mae Certificates.

Non-Offered Certificates: Class I-S2, Class II-S2, Class I-C, Class II-C, Class I-P, Class II-P and Class R Certificates

The Mortgage Loans: The description of the Mortgage Loans herein with respect to a Cut-off pool Mortgage Loans identified on the date hereof is on the basis of principal balances of such Mortgage Loans, adjusted for scheduled principal payments due on or before the Cut-off Date, whether or not received. As of the Cut-off Date the Mortgage Loans will consist of a pool of fixed-rate and adjustable-rate, fully amortizing, one to four-family, first and second lien residential mortgage loans. The Mortgage Loans consist of 5,289 loans, with a principal balance of $815,940,951. The Mortgage Loans are broken into two groups based on loan balances at origination. Group I consists of 3,840 first lien, adjustable-rate and fixed-rate loans with an aggregate principal balance of $479,508,602 that have original principal balances that conform to Fannie Mae loan limits. Group II consists of 1,449 first and second lien, adjustable-rate and fixed-rate loans with an aggregate principal balance of $336,432,349 and predominantly consists of loans that have original principal balances that do not conform to Fannie Mae loan limits. Within Group II there are approximately 152 Alt-A Mortgage Loans with an aggregate principal balance of $34,960,745. These Alt-A Mortgage Loans were underwritten according to Long Beach Mortgage Company's Alt-A guidelines and have a credit grade that would be consistent with their standard "AA" borrower. The Cut-off pool will be enhanced by additional loans provided by Long Beach on the Closing Date. It is anticipated that the total collateral balance will be approximately $1,000,000,000 on the Closing Date.

Record Date: With respect to any Distribution Date, for the Class I-S1 and Class II-S1 Certificates, will be the last business day of the month immediately preceding the Distribution Date (for the first Distribution Date, the Closing Date). With respect to any Distribution Date, for the Class I-A, II-A, II-M1, M2, M3 and M4 Certificates, will be the business day immediately preceding the Distribution Date.

Rating Agencies: Standard and Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("***S&P***"), Moody's Investors Service, Inc. ("***Moody's***") and Fitch Ratings, Inc. ("***Fitch***") will rate the Offered Certificates, other than Fannie Mae Certificates.

Federal Tax Status: The Offered Certificates will be treated as REMIC regular interests for Federal income tax purposes.

Registration: The Offered Certificates will be available in book-entry form through DTC and upon request through Clearstream, Luxembourg and the Euroclear System.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Fannie Mae Certificates will constitute legal investments pursuant to SMMEA. All other Offered Certificates are ***not*** expected to constitute "mortgage related securities" for purposes of SMMEA.

Accrued Interest: The Class S Certificates will settle with accrued interest from June [1], 2002 up to, but not including, the Closing Date [3 days]. All other Certificates will settle with no accrued interest ("flat").

Accrual Period: With respect to any Distribution Date, for the Class I-A, II-A, II-M1, M2, M3, and M4 Certificates, will be the period beginning on the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (based on an actual/360 year basis).

With respect to any Distribution Date, for the Class I-S1 and Class II-S1 Certificates, will be the calendar month immediately preceding such Distribution Date (based on a 360-day year consisting of twelve 30-day months).

Clean-up Call: The terms of the transaction allow for a clean-up call which may be exercised by the Master Servicer or the NIM insurer, if any, once the aggregate Stated Principal Balance of the Mortgage Loans is less than or equal to 10% of the aggregate Stated Principal Balance of the Mortgage Loans on the Closing Date.

Fannie Mae Guaranty: Fannie Mae will guarantee timely payment of interest on the Fannie Mae Certificates at the applicable Pass-Through Rate and the ultimate payment of principal on the Class I-A Certificates.

Adjusted Net Mortgage Rate: For any Mortgage Loan on any Distribution Date, shall be a per annum rate equal to the applicable mortgage rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the servicing fee rate, and the related trustee fee rate.

Adjusted Net Maximum Mortgage Rate: For any Mortgage Loan on any Distribution Date, shall be a per annum rate equal to the applicable maximum mortgage rate for such Mortgage Loan (or the mortgage rate in the case of any fixed-rate Mortgage Loans) as of the first day of the month preceding the month in which such Distribution Date occurs minus the servicing fee rate, and the related trustee fee rate.

Pass-Through Rate: For each class of Offered Certificates or Component (other than the Class I-S1 and Class II-S1 Certificates) for any Distribution Date other than the first Distribution Date will be equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate. The Pass-Through Rate for each class of Offered Certificates or Component (other than the Class I-S1 and Class II-S1 Certificates) for the first Distribution Date will be equal to the related Formula Rate. The Pass-Through Rate for the Class I-S1 Certificates will be 5.25% per annum for the first 35 Accrual Periods and 0.00% per annum thereafter. The Pass-Through Rate for the Class II-S1 Certificates will be 4.00% per annum for the first 30 Accrual Periods and 0.00% per annum thereafter. The Pass-Through Rate for the Class I-S2 Certificates and the Class II-S2 Certificates will be 4.25% per annum for the first 30 Accrual Periods and 0.00% per annum thereafter.

Formula Rate: On each class of Offered Certificates or Component (other than the Class I-S1 and Class II-S1 Certificates) will be the lesser of (i) One-Month LIBOR plus the related margin and (ii) the related Maximum Cap Rate.

Net WAC Rate: **Group I Net WAC Rate** for any Distribution Date (other than the first Distribution Date) with respect to the Class I-A Certificates and the Group I Mezzanine Components is (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the sum of (A) the product of (I) the Guaranty Fee Rate and (II) the aggregate Certificate Principal Balance of the Class I-A Certificates immediately prior to such Distribution Date, (B) Cap Fee, (C) the product of (I) the Pass-Through Rate for the Class I-S1 Certificates for such Distribution Date and (II) the Class I-S1 Notional Amount immediately prior to such Distribution Date, and (D) the product of (I) the Pass-Through Rate for the Class I-S2 Certificates for such Distribution Date and (II) the Class I-S2 Notional Amount immediately prior to such Distribution Date, and (2) the denominator of which is the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

Group II Net WAC Rate for any Distribution Date (other than the first Distribution Date) with respect to the Class II-A Certificates, the Class II-M1 Certificates and the Group II Mezzanine Components is (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the sum of (A) Cap Fee, (B) the product of (I) the Pass-Through Rate for the Class II-S1 Certificates for such Distribution Date and (II) the Class II-S1 Notional Amount immediately prior to such Distribution Date, and (C) the product of (I) the Pass-Through Rate for the Class II-S2 Certificates for such Distribution Date and (II) the Class II-S2 Notional Amount immediately prior to such Distribution Date, and (2) the denominator of which is the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

Maximum Cap Rate:

Group I Maximum Cap Rate for any Distribution Date with respect to the Class I-A Certificates and the Group I Mezzanine Components is (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the sum of (A) the product of (I) the Guaranty Fee Rate and (II) the aggregate Certificate Principal Balance of the Class I-A Certificates immediately prior to such Distribution Date, (B) Cap Fee, and (C) the product of (I) the Pass-Through Rate for the Class I-S1 Certificates for such Distribution Date and (II) the Class I-S1 Notional Amount immediately prior to such Distribution Date, and (D) the product of (I) the Pass-Through Rate for the Class I-S2 Certificates for such Distribution Date and (II) the Class I-S2 Notional Amount immediately prior to such Distribution Date, and (2) the denominator of which is the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

Group II Maximum Cap Rate for any Distribution Date with respect to the Class II-A Certificates, the Class II-M1 Certificates and the Group II Mezzanine Components is (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the sum of (A) Cap Fee, (B) the product of (I) the Pass-Through Rate for the Class II-S1 Certificates for such Distribution Date and (II) the Class II-S1 Notional Amount immediately prior to such Distribution Date, and (C) the product of (I) the Pass-Through Rate for the Class II-S2 Certificates for such Distribution Date and (II) the Class II-S2 Notional Amount immediately prior to such Distribution Date, and (2) the denominator of which is the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

Net WAC Rate Carryover Amount: If on any Distribution Date, the Pass-Through Rate for the Class I-A Certificates, the Class II-A Certificates, the Class II-M1 Certificates or any Mezzanine Component is the related Net WAC Rate (other than the first Distribution Date), then the "Net WAC Rate Carryover Amount" for such class of Certificates or Component for such Distribution Date is an amount equal to the sum of (i) the positive excess of (x) the amount of interest that would have been distributable to such class of Certificates or Component on such Distribution Date if the Pass-Through Rate for such class of Certificates or Component for such Distribution Date were calculated at the related Formula Rate over (y) the amount of interest payable on such class of Certificates or Component at the related Net WAC Rate for such Distribution Date and (ii) the related Net WAC Rate Carryover Amount for the previous Distribution Date not previously distributed together with interest thereon at a rate equal to the related Formula Rate for such class of Certificates or Component for the most recently ended Accrual Period. Any Net WAC Rate Carryover Amount on the Class I-A Certificates, the Class II-A Certificates, the Class II-M1 Certificates and the Mezzanine Components will be paid on such Distribution Date or future Distribution Dates from and to the extent of funds available therefore.

Credit Enhancement: Credit enhancement is provided by excess interest, overcollateralization, subordination, cross-collateralization, the Cap Reserve Funds, and in the case of the Fannie Mae Certificates only, the Fannie Mae Guaranty.

Group I Net Monthly Excess Cashflow: For any Distribution Date, is the amount equal to the sum of (a) any Group I Overcollateralization Release Amount for such Distribution Date and (b) the positive excess of (x) the Group I Available Funds for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amounts for the Group I Certificates and the Group I Mezzanine Components, (B) the Unpaid Interest Shortfall Amounts for the Class I-A Certificates and Class I-S1 Certificates, (C) the Guaranty Fee, (D) any Guarantor reimbursements to Fannie Mae and (E) the Group I Principal Remittance Amount.

Group II Net Monthly Excess Cashflow: For any Distribution Date, is the amount equal to the sum of (a) any Group II Overcollateralization Release Amount for such Distribution Date and (b) the positive excess of (x) the Group II Available Funds for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amounts for the Group II Certificates and the Group II Mezzanine Components, (B) the Unpaid Interest Shortfall Amounts for the Class II-A Certificates and Class II-S1 Certificates and (C) the Group II Principal Remittance Amount.

Group I Overcollateralized Amount: For any Distribution Date, is the amount, if any, by which (i) the aggregate Stated Principal Balance of the Group I Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) exceeds (ii) the sum of the aggregate Certificate Principal Balances of the Class I-A Certificates and the Class I-P Certificates and the aggregate Component Principal Balances of the Group I Mezzanine Components as of such Distribution Date (after giving effect to distributions of principal to be made on such Distribution Date, other than payment of the Group I Extra Principal Distribution Amount, if any). On the Closing Date, the Group I Overcollateralized Amount will equal approximately zero percent of the Stated Principal Balance of the Group I Mortgage Loans, as of the Cut-off Date, and will grow to a target of approximately 1.75% of the Stated Principal Balance of the Group I Mortgage Loans, as of the Cut-off Date. To the extent the Group I Overcollateralized Amount is reduced below the Group I Overcollateralization Target Amount, the Group I Net Monthly Excess Cashflow and certain amounts on deposit in the Group I Cap Reserve Fund will be used on each Distribution Date, to the extent available, to make additional payments of principal on the Class I-A Certificates and the Group I Mezzanine Components then entitled to principal until the Group I Overcollateralized Amount equals the Group I Overcollateralization Target Amount.

Group II Overcollateralized Amount: For any Distribution Date, is the amount, if any, by which (i) the aggregate Stated Principal Balance of the Group II Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) exceeds (ii) the sum of the aggregate Certificate Principal Balances of the Class II-A Certificates, the Class II-M1 Certificates and the Class II-P Certificates and the aggregate Component Principal Balances of the Group II Mezzanine Components as of such Distribution Date (after giving effect to distributions of principal to be made on such Distribution Date, other than payment of the Group II Extra Principal Distribution Amount, if any). On the Closing Date, the Group II Overcollateralized Amount will equal approximately zero percent of the Stated Principal Balance of the Group II Mortgage Loans, as of the Cut-off Date, and will grow to a target of approximately 1.90% of the Stated Principal Balance of the Group II Mortgage Loans, as of the Cut-off Date. To the extent the Group II Overcollateralized Amount is reduced below the Group II Overcollateralization Target Amount, the Group II Net Monthly Excess Cashflow and certain amounts on deposit in the Group II Cap Reserve Fund will be used on each Distribution Date, to the extent available, to make additional payments of principal on the Group II Certificates and the Group II Mezzanine Components then entitled to principal until the Group II Overcollateralized Amount equals the Group II Overcollateralization Target Amount.

Overcollateralization Deficiency Amount: With respect to any Loan Group and any Distribution Date equals the amount, if any, by which the related Overcollateralization Target Amount exceeds the related Overcollateralized Amount on such Distribution Date (assuming that 100% of the related Principal Remittance Amount is applied as a principal payment on such Distribution Date).

Group I Overcollateralization Target Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date, $10,284,000, (ii) on or after the Group I Stepdown Date, provided a Group I Trigger Event is not in effect, the greater of (x) 3.50% of the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) $2,938,000 and (iii) on or after the Group I Stepdown Date, if a Group I Trigger Event is in effect, the Group I Overcollateralization Target Amount for the immediately preceding Distribution Date. The Group I Overcollateralization Target Amount, however, will never exceed the Group I Overcollateralization Target Amount in clause (i) above.

Group II Overcollateralization Target Amount: With respect to any Distribution Date (i) prior to the Group II Stepdown Date, $7,834,000, (ii) on or after the Group II Stepdown Date, provided a Group II Trigger Event is not in effect, the greater of (x) 3.80% of the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) $2,062,000 and (iii) on or after the Group II Stepdown Date, if Group II Trigger Event is in effect, the Group II Overcollateralization Target Amount for the immediately preceding Distribution Date. The Group II Overcollateralization Target Amount, however, will never exceed the initial Group II Overcollateralization Target Amount in clause (i) above.

Overcollateralization Release Amount: With respect to any Loan Group and any Distribution Date, the lesser of (x) the related Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the related Overcollateralized Amount for such Distribution Date (assuming that 100% of the related Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the related Overcollateralization Target Amount for such Distribution Date.

Stepdown Date: For each Loan Group, the earlier of (x) the Distribution Date in July 2005 and (y) the Distribution Date on which the aggregate Certificate Principal Balance of the related Class A Certificates has been reduced to zero.

Cap Reserve Funds: The Trust might benefit from a series of interest rate cap payments from a "AA" rated interest rate cap provider pursuant to two cap agreements.

Initial Credit Support:

Group I

	Enhancement Percentages*				
	AAA	AA	A	BBB	BBB-
Initially (After O/C built up)					
Subordination	11.25%	N/A	5.50%	2.00%	0.00%
Overcollateralization	1.75%	N/A	1.75%	1.75%	1.75%
Total Enhancement	**13.00%**	N/A	7.25%	3.75%	1.75%
After Anticipated Stepdown					
Subordination	22.50%	N/A	11.00%	4.00%	0.00%
Overcollateralization	3.50%	N/A	3.50%	3.50%	3.50%
Total Enhancement	**26.00%**	N/A	**14.50%**	**7.50%**	**3.50%**

Group II

	Enhancement Percentages*				
	AAA	AA	A	BBB	BBB-
Initially (After O/C built up)					
Subordination	17.01%	11.02%	6.02%	2.00%	0.00%
Overcollateralization	1.90%	1.90%	1.90%	1.90%	1.90%
Total Enhancement	**18.91%**	**12.92%**	**7.92%**	**3.90%**	**1.90%**
After Anticipated Stepdown					
Subordination	34.02%	22.04%	12.04%	4.00%	0.00%
Overcollateralization	3.80%	3.80%	3.80%	3.80%	3.80%
Total Enhancement	**37.82%**	**25.83%**	**15.85%**	**7.80%**	**3.80%**

*Numbers may not add due to rounding

Credit Enhancement Percentage: **Group I Credit Enhancement Percentage** for any Distribution Date, is the percentage obtained by dividing (x) the sum of the aggregate Component Principal Balance of the Group I Mezzanine Components and the aggregate Certificate Principal Balance of the Class I-C Certificates by (y) the aggregate Stated Principal Balance of the Group I Mortgage Loans, calculated prior to taking into account payments of principal on the Group I Mortgage Loans due on the related Due Date or received during the related Prepayment Period and distribution of the Group I Principal Distribution Amount in respect of the Certificates and Components then entitled to distributions of principal on such Distribution Date.

Group II Credit Enhancement Percentage for any Distribution Date, is the percentage obtained by dividing (x) the sum of the aggregate Certificate Principal Balance of the Class II-M1 Certificates and the Class II-C Certificates and the aggregate Component Principal Balance of the Group II Mezzanine Components by (y) the aggregate Stated Principal Balance of the Group II Mortgage Loans, calculated prior to taking into account payments of principal on the Group II Mortgage Loans due on the related Due Date or received during the related Prepayment Period and distribution of the Group II Principal Distribution Amount in respect of the Certificates and Components then entitled to distributions of principal on such Distribution Date.

Group I Delinquency Trigger Event: Is in effect with respect to any Distribution Date, if the percentage obtained by dividing (x) the aggregate Stated Principal Balance of the Group I Mortgage Loans that are delinquent 60 days or more by (y) the aggregate Stated Principal Balance of the Group I Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Group I Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds [80]% of the Group I Credit Enhancement Percentage.

Group II Delinquency Trigger Event: Is in effect with respect to any Distribution Date, if the percentage obtained by dividing (x) the Stated Principal Balance of the Group II Mortgage Loans that are delinquent 60 days or more by (y) the aggregate Stated Principal Balance of the Group II Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Group II Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds [50]% of the Group II Credit Enhancement Percentage.

Group I Cumulative Loss Trigger Event: Is in effect with respect to any Distribution Date on after the Distribution Date in July 2005, if the percentage obtained by dividing (x) the aggregate amount of Realized Losses incurred with respect to Group I Mortgage Loans from the Cut-off Date through the last day of the related Due Period by (y) the Stated Principal Balance of the Group I Mortgage Loans as of the Cut-off Date exceeds the applicable percentages described below with respect to such Distribution Date:

Distribution Date Occurring in	Loss Percentage
July 05 through June 06	[2.50]% for the first month, plus an additional 1/12th of [1.75]%for each month thereafter.
July 06 through June 07	[4.25]% for the first month, plus an additional 1/12th of [1.00]%for each month thereafter.
July 07 through June 08	[5.25]% for the first month, plus an additional 1/12th of [0.75]%for each month thereafter.
July 08 through June 09	[6.00]% for the first month, plus an additional 1/12th of [0.75]%for each month thereafter.
July 09 and thereafter	[6.75]%

Group II Cumulative Loss Trigger Event: Is in effect with respect to any Distribution Date on after the Distribution Date in July 2005, if the percentage obtained by dividing (x) the aggregate amount of Realized Losses incurred with respect to Group II Mortgage Loans from the Cut-off Date through the last day of the related Due Period by (y) the Stated Principal Balance of the Group II Mortgage Loans as of the Cut-off Date exceeds the applicable percentages described below with respect to such Distribution Date:

Distribution Date Occurring in	Loss Percentage
July 05 through June 06	[[2.25]% for the first month, plus an additional 1/12th of [1.50]%for each month thereafter.
July 06 through June 07	[3.75]% for the first month, plus an additional 1/12th of [1.00]%for each month thereafter.
July 07 through June 08	[4.75]% for the first month, plus an additional 1/12th of [0.75]%for each month thereafter..
July 08 through June 09	[5.50]% for the first month, plus an additional 1/12th of [0.50]%for each month thereafter.
July 09 and thereafter	[6.00]%

Group I Trigger Event: Is in effect with respect to any Distribution Date if either a Group I Cumulative Loss Trigger Event or a Group I Delinquency Trigger Event is in effect on such Distribution Date.

Group II Trigger Event: Is in effect with respect to any Distribution Date if either a Group II Cumulative Loss Trigger Event or a Group II Delinquency Trigger Event is in effect on such Distribution Date.

Group I Available Funds: Distributions with respect to the Group I Certificates and the Group I Mezzanine Components will be made on each Distribution Date generally from the Group I Available Funds. With respect to any Distribution Date, the **Group I Available Funds** will be equal to the sum of the following amounts with respect to the Group I Mortgage Loans, net of amounts reimbursable therefrom to the Master Servicer, the Trustee, or the Trust Administrator: (i) the aggregate amount of monthly payments on the Group I Mortgage Loans due on the related Due Date and received by the Determination Date (as defined in the pooling agreement), after deduction of the Servicing Fee in respect of the Group I Mortgage Loans for such Distribution Date and any accrued and unpaid Servicing Fees in respect of the Group I Mortgage Loans in respect of any prior Distribution Dates, the Group I Trust Administrator Fee for such Distribution Date and any accrued and unpaid Group I Trust Administrator Fee for any prior Distribution Dates, (ii) certain unscheduled payments in respect of the Group I Mortgage Loans, including prepayments, Insurance Proceeds, Net Liquidation Proceeds and proceeds from repurchases of and substitutions for such Group I Mortgage Loans occurring during the related Prepayment Period, excluding prepayment charges, and (iii) payments from the Master Servicer in connection with advances and prepayment interest shortfalls in respect of the Group I Mortgage Loans for such Distribution Date. The holders of the Class I-P Certificates will be entitled to all prepayment charges received on the Group I Mortgage Loans and such amounts will not be part of Group I Available Funds or available for distribution to the Group I Certificates or the Group I Mezzanine Components.

Group I Trust Administrator Fee: With respect to each Distribution Date, [ ] multiplied by a fraction the numerator of which is the aggregate Stated Principal Balance of the Group I Mortgage Loans and the denominator of which is the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Group II Available Funds:

Distributions with respect to the Group II Certificates and the Group II Mezzanine Components will be made on each Distribution Date generally from the Group II Available Funds. With respect to any Distribution Date, the **Group II Available Funds** will be equal to the sum of the following amounts with respect to the Group II Mortgage Loans, net of amounts reimbursable therefrom to the Master Servicer, the Trustee, or the Trust Administrator: (i) the aggregate amount of monthly payments on the Group II Mortgage Loans due on the related Due Date and received by the Trustee by the Determination Date (as defined in the pooling agreement), after deduction of the Servicing Fee in respect of the Group II Mortgage Loans for such Distribution Date and any accrued and unpaid Servicing Fees in respect of the Group II Mortgage Loans in respect of any prior Distribution Dates, the Group II Trust Administrator Fee for such Distribution Date and any accrued and unpaid Group II Trust Administrator Fee for any prior Distribution Dates, (ii) certain unscheduled payments in respect of the Group II Mortgage Loans, including prepayments, Insurance Proceeds, Net Liquidation Proceeds and proceeds from repurchases of and substitutions for such Group II Mortgage Loans occurring during the related Prepayment Period, excluding prepayment charges, and (iii) payments from the Master Servicer in connection with advances and prepayment interest shortfalls in respect of the Group II Mortgage Loans for such Distribution Date. The holders of the Class II-P Certificates will be entitled to all prepayment charges received on the Group II Mortgage Loans and such amounts will not be part of Group II Available Funds or available for distribution to the Group II Certificates or the Group II Mezzanine Components.

Group II Trust Administrator Fee: With respect to each Distribution Date, [ ] multiplied by a fraction the numerator of which is the aggregate Stated Principal Balance of the Group II Mortgage Loans and the denominator of which is the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Due Period:

With respect to any Distribution Date is the period commencing on the second day of the month preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.

Monthly Interest Distributable Amount: For any Distribution Date and each class of Certificates or Component equals the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance of such class of Certificates or Component Principal Balances of such Component (or Notional Amount in the case of the Class I-S Certificates and Class II-S Certificates) immediately prior to such Distribution Date, in each case, reduced by any prepayment interest shortfalls, in excess of the amount covered by the Master Servicer, allocated to such class of Certificates or Component and by any shortfalls resulting from the application of the Relief Act allocated to such class of Certificates or Component. **However, the Fannie Mae Guaranty covers any such interest shortfalls allocable to the Fannie Mae Certificates.**

Group I Interest Remittance Amount: With respect to any Distribution Date, is that portion of the Group I Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans or to compensating interest paid by the Master Servicer with respect to the Group I Mortgage Loans.

Group II Interest Remittance Amount: With respect to any Distribution Date, is that portion of the Group II Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans or to compensating interest paid by the Master Servicer with respect to the Group II Mortgage Loans.

Group I Interest Distributions: On each Distribution Date, the Trust Administrator is required to withdraw from the Distribution Account that portion of Group I Available Funds equal to the Group I Interest Remittance Amount for such Distribution Date, and make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Group I Interest Remittance Amount remaining for such Distribution Date:

first, to Fannie Mae for payment of (i) the Guaranty Fee and (ii) any Guarantor Reimbursement Amount then due;

second, to the interest rate cap provider, the cap provider fee with respect to the Group I Cap Agreement;

third, concurrently, to the Class I-A Certificates and the Class I-S1 Certificates, the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such classes, allocated between the Class I-A Certificates and the Class I-S1 Certificates *pro rata*, based on their respective entitlements;

fourth, to the I-M2 Component, the related Monthly Interest Distributable Amount;

fifth, to the I-M3 Component, the related Monthly Interest Distributable Amount; and

sixth, concurrently, to the I-M4 Component and the Class I-S2 Certificates the Monthly Interest Distributable Amount for such classes allocated between the I-M4 Component and the Class I-S2 Certificates *pro rata*, based on their respective entitlements.

Group II Interest Distributions:

On each Distribution Date, the Trust Administrator is required to withdraw from the Distribution Account that portion of Group II Available Funds equal to the Group II Interest Remittance Amount for such Distribution Date, and make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Group II Interest Remittance Amount remaining for such Distribution Date:

first, to the interest rate cap provider, the cap provider fee with respect to the Group I Cap Agreement;

second, concurrently, to the Class II-A Certificates and the Class II-S1 Certificates the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such classes, allocated between the Class II-A Certificates and the Class II-S1 Cerficates *pro rata*, based on their respective entitlements;

third, to the Class II-M1 Certificates, the related Monthly Interest Distributable Amount;

fourth, to the II-M2 Component, the related Monthly Interest Distributable Amount;

fifth, to the II-M3 Component, the related Monthly Interest Distributable Amount; and

sixth, concurrently, to the II-M4 Component and the Class II-S2 Certificates the Monthly Interest Distributable Amount for such classes allocated between the II-M4 Component and the Class II-S2 Certificates *pro rata*, based on their respective entitlements.

Unpaid Interest Shortfall Amount: (i) For each class of Group I Certificates and Group II Certificates, and the first Distribution Date, zero, and (ii) with respect to each class of Certificates or Components and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such class of Certificates or Component for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class of Certificates or Component for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class of Certificates or Component in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on the class of Certificates or Component on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class of Certificates or Component for the related Accrual Period.

Allocation of Interest Shortfalls:

On any Distribution Date, any shortfalls resulting from the application of the Relief Act and any prepayment interest shortfalls to the extent not covered by compensating interest paid by the Master Servicer will be allocated, first, to the Monthly Interest Distributable Amount with respect to the Class I-C Certificates (if such shortfalls are related to the Group I Mortgage Loans) or the Class II-C Certificates (if such shortfalls are related to the Group II Mortgage Loans), second, to the amounts, if any, on deposit in the Group I Cap Reserve Fund (if such shortfalls are related to the Group I Mortgage Loans) or to the amounts, if any, on deposit in the Group II Cap Reserve Fund (if such shortfalls relate to the Group II Mortgage Loans) and thereafter, to the Monthly Interest Distributable Amounts with respect to the Fannie Mae Certificates, the Group I Mezzanine Components and the Class I-S2 Certificates (if such shortfalls are related to the Group I Mortgage Loans) or the Class II-A Certificates, the Class II-S1 Certificates, the Class II-M1 Certificates, the Group II Mezzanine Components and the Class II-S2 Certificates (if such shortfalls are related to the Group II Mortgage Loans), in each case, on a *pro rata* basis based on the respective amounts of interest accrued on such Certificates or Components for such Distribution Date. If on any Distribution Date, as a result of the foregoing allocation rules, the Class A Certificates or the Class S Certificates, the Class II-M1 Certificates or the Mezzanine Components do not receive the related Monthly Interest Distributable Amount and the related Unpaid Interest Shortfall Amount, if any, then such unpaid amounts will be recoverable by the holders of such classes (in the case of Class I-A Certificates and Class I-S1 Certificates only if the Guarantor defaults under the Guaranty), with interest thereon, on future Distribution Dates, as Unpaid Interest Shortfall Amounts, subject to the priorities described in **the Prospectus or Fannie Mae Prospectus, as applicable. The Fannie Mae Certificates will not incur any Relief Act shortfalls or any prepayment interest shortfalls, as long as Fannie Mae does not default on its obligation. The holders of the Certificates, other than the Fannie Mae Certificates, will not be entitled to reimbursement for any Relief Act shortfalls and will be reimbursed for any prepayment interest shortfalls only to the extent covered by the Master Servicer. The holders of the Certificates are not entitled to any Net WAC Carryover Amount, other than through a disbursement of the related Net Monthly Excess Cashflow (through the use of a Net WAC Reserve Fund and from amounts on deposit in the Cap Reserve Funds), if available, pursuant to the "Overcollateralization Provisions" section herein.**

Group I Principal Distribution Amount:

The sum of (i) (x) the Group I Principal Remittance Amount minus (y) the amount of any Group I Overcollateralization Release Amount for such Distribution Date and (ii) the Group I Extra Principal Distribution Amount for such Distribution Date.

Group I Principal Distributions:

On each Distribution Date (a) prior to the Group I Stepdown Date or (b) on which a Group I Trigger Event is in effect, the Trust Administrator is required to withdraw from the Distribution Account that portion of Group I Available Funds equal to the Group I Principal Distribution Amount for such Distribution Date, and make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Group I Principal Distribution Amount remaining for such Distribution Date:

first, to Fannie Mae for payment of (i) the Guaranty Fee and (ii) any Guarantor Reimbursement Amount then due (to the extent not paid from the Group I Interest Remittance Amount for such Distribution Date);

second, to the Class I-A Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

third, to the I-M2 Component, until the Component Principal Balance thereof has been reduced to zero;

fourth, to the I-M3 Component, until the Component Principal Balance thereof has been reduced to zero; and

fifth, to the I-M4 Component, until the Component Principal Balance thereof has been reduced to zero.

On each Distribution Date (a) on or after the Group I Stepdown Date and (b) on which a Group I Trigger Event is not in effect, the Trust Administrator is required to withdraw from the Distribution Account that portion of Group I Available Funds equal to the Group I Principal Distribution Amount for such Distribution Date, and make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Group I Principal Distribution Amount remaining for such Distribution Date:

first, to Fannie Mae for payment of (i) the Guaranty Fee and (ii) any Guarantor Reimbursement Amount then due (to the extent not paid from the Group I Interest Remittance Amount for such Distribution Date);

second, to the Class I-A Certificates, the Class I-A Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero;

third, to the I-M2 Component, the I-M2 Component Principal Distribution Amount until the Component Principal Balance thereof has been reduced to zero;

fourth, to the I-M3 Component, the I-M3 Component Principal Distribution Amount until the Component Principal Balance thereof has been reduced to zero; and

fifth, to the I-M4 Component, the I-M4 Component Principal Distribution Amount until the Component Principal Balance thereof has been reduced to zero.

Group II Principal Distribution Amount: The sum of (i) (x) the Group II Principal Remittance Amount minus (y) the amount of any Group II Overcollateralization Release Amount for such Distribution Date and (ii) the Group II Extra Principal Distribution Amount for such Distribution Date.

Group II Principal Distributions: On each Distribution Date (a) prior to the Group II Stepdown Date or (b) on which a Group II Trigger Event is in effect, the Trust Administrator is required to withdraw from the Distribution Account that portion of Group II Available Funds equal to the Group II Principal Distribution Amount for such Distribution Date, and make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Group II Principal Distribution Amount remaining for such Distribution Date:

first, to the Class II-A Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

second, to Class II-M1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

third, to the II-M2 Component, until the Component Principal Balance thereof has been reduced to zero;

fourth, to the II-M3 Component, until the Component Principal Balance thereof has been reduced to zero; and

fifth, to the II-M4 Component, until the Component Principal Balance thereof has been reduced to zero.

On each Distribution Date (a) on or after the Group II Stepdown Date and (b) on which a Group II Trigger Event is not in effect, the Trust Administrator is required to withdraw from the Distribution Account that portion of Group II Available Funds equal to the Group II Principal Distribution Amount for such Distribution Date, and make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Group II Principal Distribution Amount remaining for such Distribution Date:

first, the Class II-A Certificates, the Class II-A Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero;

second, to the Class II-M1 Certificates, the Class II-M1 Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero;

third, to the II-M2 Component, the II-M2 Component Principal Distribution Amount until the Component Principal Balance thereof has been reduced to zero;

fourth, to the II-M3 Component, the II-M3 Component Principal Distribution Amount until the Component Principal Balance thereof has been reduced to zero; and

fifth, to the II-M4 Component, the II-M4 Component Principal Distribution Amount until the Component Principal Balance thereof has been reduced to zero.

Effect of Principal Distributions on Class A Certificates:

The allocation of distributions in respect of principal to the Class I-A Certificates or the Class II-A Certificates on each Distribution Date, as the case may be, (a) prior to the Group I Stepdown Date or Group II Stepdown Date, as applicable, or (b) on which a Group I Trigger Event or Group II Trigger Event, as applicable, has occurred, will have the effect of accelerating the amortization of the Class I-A Certificates or the Class II-A Certificates, as the case may be, while, in the absence of Realized Losses, increasing the respective percentage interest in the principal balance of the Mortgage Loans evidenced by the related Group I Subordinate Certificates and Components or Group II Subordinate Certificates and Components. Increasing the respective percentage interest in the Trust of the Group I Subordinate Certificates and Components or Group II Subordinate Certificates and Components relative to that of the Class I-A Certificates or Class II-A Certificates, as applicable, is intended to preserve the availability of the subordination provided by the Group I Subordinate Certificates and Components or Group II Subordinate Certificates and Components, as applicable.

Group I Overcollateralization Provisions:

With respect to any Distribution Date, any Group I Net Monthly Excess Cashflow will be paid as follows:

(i) To the Class I-A Certificates and the Group I Mezzanine Components, in an amount equal to the Group I Extra Principal Distribution Amount, if any, payable to each such class or component as part of the Group I Principal Distribution Amount;

(ii) Concurrently, to the Class I-A Certificates and the Class I-S1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such classes for such Distribution Date to the extent remaining unpaid after distribution of the Group I Interest Remittance Amount on such Distribution Date allocated between such classes pro rata, based on their respective entitlements;

(iii) To the Group II Certificates and Group II Mezzanine Components then entitled to receive distributions in respect of principal, in an amount equal to any positive excess of the Group II Overcollateralization Deficiency Amount over the Group II Net Monthly Excess Cashflow for such Distribution Date, allocated among such Group II Certificates and Group II Mezzanine Components (after giving effect to the distribution of the Group II Principal Distribution Amount to be made on such Distribution Date) as described above;

(iv) To the I-M2 Component, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such component for such Distribution Date;

(v) To the I-M2 Component, in an amount equal to the Allocated Realized Loss Amount, if any, for such component for such Distribution Date;

(vi) To the I-M3 Component, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such component for such Distribution Date

(vii) To the I-M3 Component, in an amount equal to the Allocated Realized Loss Amount, if any, for such component for such Distribution Date;

(viii) To the I-M4 Component and the Class I-S2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such component or class for such Distribution Date allocated between such component and class *pro rata*, based on their respective entitlements;

(ix) To the I-M4 Component, in an amount equal to the Allocated Realized Loss Amount, if any, for such component for such Distribution Date;

(x) To the Group I Net WAC Reserve Fund, the amount of any Net WAC Rate Carryover Amount with respect to the Class I-A Certificates and the Group I Mezzanine Components for such Distribution Date;

(xi) To the cap provider, certain termination payments if any, under the Group I Cap Agreement;

(xii) To the Class I-C Certificates as provided in the pooling agreement;

(xiii) To the Class II-C Certificates as provided in the pooling agreement;

(xiv) If such Distribution Date follows the Prepayment Period during which occurs the latest date on which a prepayment charge may be required to be paid in respect of any Group I Mortgage Loan, to the Class I-P Certificates, in reduction of the Certificate Principal Balance thereof, until the Certificate Principal Balance thereof is reduced to zero; and

(xv) Any remaining amounts to the Residual Certificates as provided in the pooling agreement.

On each Distribution Date, after making the distributions of the Group I Available Funds, the Trust Administrator will withdraw from the Group I Net WAC Reserve Fund the amount deposited therein and distribute such amounts to the Class I-A Certificates and the Group I Mezzanine Components, as described in the pooling agreement.

On each Distribution Date, the Trust Administrator will withdraw from the Distribution Account all amounts representing prepayment charges in respect of the Group I Mortgage Loans received during the related Prepayment Period and distribute such amounts to the Class I-P Certificates.

Group II Overcollateralization Provisions:

With respect to any Distribution Date, any Group II Net Monthly Excess Cashflow shall be paid as follows:

(i) To the Group II Certificates and the Group II Mezzanine Components, in an amount equal to the Group II Extra Principal Distribution Amount, if any, payable to each such class or component as part of the Group II Principal Distribution Amount;

(ii) Concurrently, the Class II-A Certificates and the Class II-S1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such classes for such Distribution Date to the extent remaining unpaid after distribution of the Group II Interest Remittance Amount on such Distribution Date allocated between such classes *pro rata*, based on their respective entitlements;

(iii) On each Distribution Date after the first Distribution Date on which the Group I Overcollateralized Amount reaches the Group I Overcollateralization Target Amount (after giving effect to distributions of the Group I Extra Principal Distribution Amount on such Distribution Date), to each class or component of Group I Certificates and Group I Mezzanine Components then entitled to receive distributions in respect of principal, in an amount equal to any positive excess of the Group I Overcollateralization Deficiency Amount over the Group I Net Monthly Excess Cashflow for such Distribution Dated allocated among such Group I Certificates and Group I Mezzanine Components (after giving effect to the distribution of the Group I Principal Distribution Amount to be made on such Distribution Date) as described above;

(iv) To the Class II-M1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date;

(v) To the Class II-M1 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such class for such Distribution Date;

(vi) To the II-M2 Component, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such component for such Distribution Date;

(vii) To the II-M2 Component, in an amount equal to the Allocated Realized Loss Amount, if any, for such component for such Distribution Date;

(viii) To the II-M3 Component, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such component for such Distribution Date;

(ix) To the II-M3 Component, in an amount equal to the Allocated Realized Loss Amount, if any, for such component for such Distribution Date;

(x) To the Class II-M4 Component and the Class II-S2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such component or class for such Distribution Date allocated between such component and class *pro rata*, based on their respective entitlements;

(xi) To the Class II-M4 Component, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such component for such Distribution Date;

(xii) To the Group II Net WAC Reserve Fund, the amount of any Net WAC Rate Carryover Amounts, with respect to the Class II-A Certificates, the Class II-M1 Certificates and the Group II Mezzanine Components for such Distribution Date;

(xiii) To the cap provider, certain termination payments under the Group II Cap Agreement;

(xiv) To the Class II-C Certificates as provided in the pooling agreement;

(xv) To the Class I-C Certificates as provided in the pooling agreement;

(xvi) If such Distribution Date follows the Prepayment Period during which occurs the latest date on which a prepayment charge may be required to be paid in respect of any Group II Mortgage Loan, to the Class II-P Certificates, in reduction of the Certificate Principal Balance thereof, until the Certificate Principal Balance thereof is reduced to zero; and

(xvii) Any remaining amounts to the Residual Certificates as provided in the pooling agreement.

On each Distribution Date, after making the distributions of the Group II Available Funds, the Trust Administrator will withdraw from the Group II Net WAC Reserve Fund the amount deposited therein and distribute such amounts to the holders of the Group II Certificates (other than the Class II-S Certificates), and the Group II Mezzanine Components, as described in the pooling agreement.

On each Distribution Date, the Trust Administrator will withdraw from the Distribution Account all amounts representing prepayment charges in respect of the Group II Mortgage Loans received during the related Prepayment Period and distribute such amounts to the Class II-P Certificates.

Allocated Realized Loss Amount: With respect to any class of the Mezzanine Certificates or any Mezzanine Component, and any Distribution Date, is an amount equal to the sum of any Realized Loss allocated to that class of Certificates or Component on such Distribution Date and any Allocated Realized Loss Amount for that class of Certificates or Component remaining unpaid from the previous Distribution Date.

Realized Losses:

With respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds, net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees, and all Insurance Proceeds in respect of such Mortgage Loan.

Any Realized Losses on the Group I Mortgage Loans on any Distribution Date will reduce amounts distributable in respect of, first, the Class I-C Certificates (through the reduction of the Group I Net Monthly Excess Cashflow resulting both from a reduction in the Group I Overcollateralization Release Amount which reduces the amount of Group I Net Monthly Excess Cashflow and the application of the Group I Net Monthly Excess Cashflow to fund the amount of the Group I Overcollateralization Deficiency Amount, if any, caused by such Realized Losses and, then through the reduction of amounts on deposit in the Group I Cap Reserve Fund); second, the I-M4 Component; third, the I-M3 Component; and fourth, the I-M2 Component. Any Realized Losses on the Group II Mortgage Loans on any Distribution Date will reduce amounts distributable in respect of, first, the Class II-C Certificates (through the reduction of the Group II Net Monthly Excess Cashflow resulting both from a reduction in the Group II Overcollateralization Release Amount which reduces the amount of the Group II Net Monthly Excess Cashflow and the application of the Group II Net Monthly Excess Cashflow to fund the amount of the Group II Overcollateralization Deficiency Amount, if any, caused by such Realized Losses and, then through the reduction of amounts on deposit in the Group II Cap Reserve Fund); second, the II-M4 Component; third the II-M3 Component; fourth, the II-M2 Component; and fifth, the Class II-M1 Certificates. An allocation of any Realized Losses to a Mezzanine Certificate or a Mezzanine Component on any Distribution Date will be made by reducing the Certificate Principal Balance or Component Principal Balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A Certificates or Class S Certificates. However, it is possible that under certain loss scenarios there will not be enough principal and interest on the Mortgage Loans to pay the Class A Certificates all interest and principal amounts to which such Certificates are then entitled or enough interest on the Mortgage Loans to pay the Class S Certificates all interest amounts to which such Certificates are then entitled. **In such event, only the Fannie Mae Certificates will benefit from the Fannie Mae Guaranty.**

Group I Extra Principal Distribution Amount:

With respect to any Distribution Date is the lesser of (x) the Group I Net Monthly Excess Cashflow for such Distribution Date and (y) the Group I Overcollateralization Deficiency Amount for such Distribution Date.

Group II Extra Principal Distribution Amount:	With respect to any Distribution Date is the lesser of (x) the Group II Net Monthly Excess Cashflow for such Distribution Date and (y) the Group II Overcollateralization Deficiency Amount for such Distribution Date.
Prepayment Period:	For the first Distribution Date is the period from May 1, 2002 through June 30, 2002, and for any subsequent Distribution Date is the calendar month immediately preceding the month in which the Distribution Date occurs.
Certificate Principal Balance:	For any Class A Certificate, Mezzanine Certificate or Class P Certificate immediately prior to any Distribution Date, will be equal to the Certificate Principal Balance thereof on the Closing Date (the "Original Certificate Principal Balance") reduced by the sum of all amounts actually distributed in respect of principal on such class and, in the case of a Mezzanine Certificate, Realized Losses allocated to such class or to a Component of such class on all prior Distribution Dates. The "Certificate Principal Balance" of the Class I-C Certificates as of any date of determination is equal to the excess, if any, of (a) the then aggregate Stated Principal Balance of the Group I Mortgage Loans over (b) the then aggregate Certificate Principal Balances of the Class I-A Certificates and the Class I-P Certificates, and the Component Principal Balances of the Group I Mezzanine Components. The "Certificate Principal Balance" of the Class II-C Certificates as of any date of determination is equal to the excess, if any, of (a) the then aggregate Stated Principal Balance of the Group II Mortgage Loans over (b) the then aggregate Certificate Principal Balances of the Group II Certificates and the Class II-P Certificates, and the aggregate Component Principle Balances of the Group II Mezzanine Components.
Component Principal Balance:	For any Mezzanine Component immediately prior to any Distribution Date, will be equal to the Component Principal Balance thereof on the Closing Date (the "Original Component Principal Balance") reduced by the sum of all amounts actually distributed in respect of principal to such Component and Realized Losses allocated to such Component on all prior Distribution Dates.

Class I-A Principal Distribution Amount:

An amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class I-A Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate Certificate Principal Balance of the Class I-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 74.00% and (ii) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $2,938,000.

I-M2 Component Principal Distribution Amount:

An amount equal to the lesser of (I) the Component Principal Balance of the I-M2 Component immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class I-A Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount on such Distribution Date), and (ii) the Component Principal Balance of the I-M2 Component immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 85.50% and (ii) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $2,938,000.

I-M3 Component Principal Distribution Amount:

An amount equal to the lesser of the (I) the Component Principal Balance of the I-M3 Component immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class I-A Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount on such Distribution Date), (ii) the Component Principal Balance of the I-M2 Component (after taking into account the payment of the I-M2 Component Principal Distribution Amount on such Distribution Date) and (iii) the Component Principal Balance of the I-M3 Component immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 92.50% and (ii) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $2,938,000.

I-M4 Component Principal Distribution Amount:

An amount equal to the lesser of the (I) the Component Principal Balance of the I-M4 Component immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class I-A Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount on such Distribution Date), (ii) the Component Principal Balance of the I-M2 Component (after taking into account the payment of the I-M2 Component Principal Distribution Amount on such Distribution Date), (iii) the Component Principal Balance of the I-M3 Component (after taking into account the payment of the I-M3 Component Principal Distribution Amount on such Distribution Date) and (iv) the Component Principal Balance of the I-M4 Component immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 96.50% and (ii) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $2,938,000.

Class II-A Principal Distribution Amount: An amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class II-A Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate Certificate Principal Balance of the Class II-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 62.18% and (ii) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $2,062,000.

Class II-M1 Principal Distribution Amount: An amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class II-M1 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class II-A Certificates (after taking into account the payment of the Class II-A Principal Distribution Amount on such Distribution Date) and (ii) the aggregate Certificate Principal Balance of the Class II-M1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 74.17% and (ii) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $2,062,000.

II-M2 Component Principal Distribution Amount:

An amount equal to the lesser of the (I) the Component Principal Balance of the II-M2 Component immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class II-A Certificates (after taking into account the payment of the Class II-A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class II-M1 Certificates (after taking into account the payment of the Class II-M1 Principal Distribution Amount on such Distribution Date) and (iii) the Component Principal Balance of the II-M2 Component immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 84.15% and (ii) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $2,062,000.

II-M3 Component Principal Distribution Amount:

An amount equal to the lesser of the (I) the Component Principal Balance of the II-M3 Component immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class II-A Certificates (after taking into account the payment of the Class II-A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class II-M1 Certificates (after taking into account the payment of the Class II-M1 Principal Distribution Amount on such Distribution Date), (iii) the Component Principal Balance of the II-M2 Component (after taking into account the payment of the II-M2 Component Principal Distribution Amount on such Distribution Date) and (iv) the Component Principal Balance of the II-M3 Component immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 92.20% and (ii) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $2,062,000.

II-M4 Component Principal Distribution Amount:

An amount equal to the lesser of the (I) the Component Principal Balance of the II-M4 Component immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class II-A Certificates (after taking into account the payment of the Class II-A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class II-M1 Certificates (after taking into account the payment of the Class II-M1 Principal Distribution Amount on such Distribution Date), (iii) the Component Principal Balance of the II-M2 Component (after taking into account the payment of the II-M2 Component Principal Distribution Amount on such Distribution Date), (iv) the Component Principal Balance of the II-M3 Component (after taking into account the payment of the II-M3 Component Principal Distribution Amount on such Distribution Date) and (v) the Component Principal Balance of the II-M4 Component immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 96.20% and (ii) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $2,062,000.

Group I Principal Remittance Amount:

With respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group I Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) all partial and full principal prepayments of the Group I Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds and Insurance Proceeds received during the related Prepayment Period with respect to the Group I Mortgage Loans, (iv) that portion of the purchase price, representing principal of any repurchased Group I Mortgage Loan, deposited to the collection account during the related Prepayment Period, (v) the principal portion of any related substitution adjustments deposited in the collection account during the related Prepayment Period with respect to the Group I Mortgage Loans and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the termination price constituting principal with respect to the Group I Mortgage Loans.

Group II Principal Remittance Amount: With respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group II Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) all partial and full principal prepayments of the Group II Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds and Insurance Proceeds received during the related Prepayment Period with respect to the Group II Mortgage Loans, (iv) that portion of the purchase price, representing principal of any repurchased Group II Mortgage Loan, deposited to the collection account during the related Prepayment Period, (v) the principal portion of any related substitution adjustments deposited in the collection account during the related Prepayment Period with respect to the Group II Mortgage Loans and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the termination price constituting principal with respect to the Group II Mortgage Loans.

DESCRIPTION OFTHE COLLATERAL

SUMMARY

Combined Collateral

As of June 1, 2002

Number of Mortgage Loans:	5,289
Aggregate Principal Balance:	$815,940,951.01
Conforming Principal Balance Loans:	58.77%
Average Principal Balance:	$154,271.31
Range:	$9,977.54– $999,409.60
Weighted Average Coupon:	9.200%
Range:	5.990% – 15.050%
Weighted Average Gross Margin: *	5.662%
Range: *	4.099% – 6.990%
Weighted Average Remaining Term:	355.32 months
Range:	120.00 – 360.00
Weighted Average Seasoning:	1.62 months
Latest Maturity Date:	05/01/2032
State Concentration (>5%):	
California:	38.40%
Colorado:	10.99%
Texas:	6.43%
Weighted Average Original LTV:	78.51%
Range:	11.43% - 100.00%
First Liens:	97.91%
Non-Balloon Loans:	100.00%
Weighted Average FICO Score:	583.86

Index Type:	
6 Month LIBOR:	85.42%
Fixed Rate:	14.58%
Weighted Average Initial Periodic Cap:*	1.157%
Weighted Average Subsequent Periodic Cap:*	1.000%
Weighted Average Lifetime Rate Cap:*	6.002%
Property Type:	
Single Family:	76.93%
PUD:	9.54%
Condo:	4.73%
2-4 Family:	4.70%
Manufactured Housing:	3.93%
Townhouse	0.17%
Occupancy Status:	
Primary:	94.32%
Investment:	4.76%
Second Home:	0.93%
Documentation Status:	
Full:	76.39%
Limited:	2.55%
Stated:	21.06%
Weighted Average Prepayment Penalty - Term:	28.4 months
Loans with Prepay Penalties:	82.28%

*Adjustable Rate Loans Only.

COLLATERAL TABLES – COMBINED COLLATERAL

PRINCIPAL BALANCE AT ORIGINATION

Principal Balance at Origination ($)	Number of Mortgage Loans	Principal Balance Outstanding at Origination	Percent of Aggregate Principal Balance Outstanding at Origination
0.01 - 50,000.00	674	$25,432,694.34	3.12%
50,000.01 - 100,000.00	1,640	120,103,876.23	14.72
100,000.01 - 150,000.00	1,045	129,102,039.53	15.82
150,000.01 - 200,000.00	669	116,484,011.53	14.28
200,000.01 - 250,000.00	409	91,523,797.34	11.22
250,000.01 - 300,000.00	250	68,589,591.43	8.41
300,000.01 - 350,000.00	172	55,844,251.28	6.84
350,000.01 - 400,000.00	148	55,406,232.49	6.79
400,000.01 - 450,000.00	78	33,272,619.87	4.08
450,000.01 - 500,000.00	75	36,235,648.61	4.44
500,000.01 - 550,000.00	32	16,879,020.56	2.07
550,000.01 - 600,000.00	32	18,592,309.37	2.28
600,000.01 - 650,000.00	17	10,778,352.69	1.32
650,000.01 - 700,000.00	12	8,140,570.50	1.00
700,000.01 - 750,000.00	18	13,210,670.25	1.62
750,000.01 - 800,000.00	3	2,348,083.77	0.29
800,000.01 - 850,000.00	4	3,304,543.73	0.40
850,000.01 - 900,000.00	2	1,777,520.35	0.22
950,000.01 - 1,000,000.00	9	8,915,117.14	1.09
Total:	**5,289**	**$815,940,951.01**	**100.00%**

COLLATERAL TABLES – COMBINED COLLATERAL

CURRENT PRINCIPAL BALANCE

Current Principal Balance($)	Number of Mortgage Loans	Principal Balance Outstanding as of Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of Cut-off Date
0.01 - 50,000.00	676	$25,531,733.86	3.13%
50,000.01 - 100,000.00	1,639	120,104,777.72	14.72
100,000.01 - 150,000.00	1,044	129,002,098.52	15.81
150,000.01 - 200,000.00	670	116,683,996.99	14.30
200,000.01 - 250,000.00	408	91,323,811.88	11.19
250,000.01 - 300,000.00	252	69,189,396.24	8.48
300,000.01 - 350,000.00	171	55,594,292.67	6.81
350,000.01 - 400,000.00	147	55,056,386.29	6.75
400,000.01 - 450,000.00	78	33,272,619.87	4.08
450,000.01 - 500,000.00	76	36,735,452.44	4.50
500,000.01 - 550,000.00	31	16,379,216.73	2.01
550,000.01 - 600,000.00	32	18,592,309.37	2.28
600,000.01 - 650,000.00	17	10,778,352.69	1.32
650,000.01 - 700,000.00	12	8,140,570.50	1.00
700,000.01 - 750,000.00	18	13,210,670.25	1.62
750,000.01 - 800,000.00	3	2,348,083.77	0.29
800,000.01 - 850,000.00	4	3,304,543.73	0.40
850,000.01 - 900,000.00	2	1,777,520.35	0.22
950,000.01 - 1,000,000.00	9	8,915,117.14	1.09
Total:	**5,289**	**$815,940,951.01**	**100.00%**

COLLATERAL TABLES – COMBINED COLLATERAL

ORIGINAL TERM TO MATURITY

Original Terms (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	2	$76,767.67	0.01%
180	145	10,469,819.79	1.28
240	293	15,031,956.98	1.84
360	4,849	790,362,406.57	96.87
Total:	**5,289**	**$815,940,951.01**	**100.00%**

REMAINING TERM TO MATURITY

Remaining Terms (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 120	2	$76,767.67	0.01%
175 - 180	145	10,469,819.79	1.28
235 - 240	293	15,031,956.98	1.84
349 - 354	4	871,499.61	0.11
355 - 360	4,845	789,490,906.96	96.76
Total:	**5,289**	**$815,940,951.01**	**100.00%**

PROPERTY TYPE

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	225	$38,362,132.96	4.70%
Single Family Detached	4,044	627,682,665.37	76.93
PUD	388	77,849,491.19	9.54
Townhouse	10	1,398,004.38	0.17
Condominium	270	38,607,070.26	4.73
Manufactured Housing	352	32,041,586.85	3.93
Total:	**5,289**	**$815,940,951.01**	**100.00%**

COLLATERAL TABLES – COMBINED COLLATERAL

OCCUPANCY STATUS

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	4,928	$769,555,240.93	94.32%
Second Home	38	7,548,988.98	0.93
Non-Owner Occupied	323	38,836,721.10	4.76
Total:	**5,289**	**$815,940,951.01**	**100.00%**

PURPOSE

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	1,873	$257,075,031.32	31.51%
Refinance - Rate Term	809	127,840,227.52	15.67
Refinance - Cashout	2,607	431,025,692.17	52.83
Total:	**5,289**	**$815,940,951.01**	**100.00%**

DOCUMENTATION LEVEL

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	4,221	$623,281,448.65	76.39%
Stated Documentation	956	171,855,413.74	21.06
Limited Documentation	112	20,804,088.62	2.55
Total:	**5,289**	**$815,940,951.01**	**100.00%**

COLLATERAL TABLES – COMBINED COLLATERAL

FICO SCORES

FICO Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0.0	69	$5,942,209.88	0.73%
380.1 - 400.0	1	42,492.94	0.01
420.1 - 440.0	6	689,133.03	0.08
440.1 - 460.0	83	8,044,780.57	0.99
460.1 - 480.0	277	32,579,306.59	3.99
480.1 - 500.0	615	73,309,782.87	8.98
500.1 - 520.0	683	90,748,992.12	11.12
520.1 - 540.0	606	87,317,453.63	10.70
540.1 - 560.0	436	64,982,837.86	7.96
560.1 - 580.0	342	56,555,497.62	6.93
580.1 - 600.0	284	54,355,461.01	6.66
600.1 - 620.0	425	65,693,825.34	8.05
620.1 - 640.0	405	72,953,623.40	8.94
640.1 - 660.0	352	67,069,249.92	8.22
660.1 - 680.0	261	49,844,639.01	6.11
680.1 - 700.0	187	33,934,220.07	4.16
700.1 - 720.0	89	15,450,065.78	1.89
720.1 - 740.0	62	12,594,524.13	1.54
740.1 - 760.0	61	14,307,661.96	1.75
760.1 - 780.0	26	5,098,618.32	0.62
780.1 - 800.0	19	4,426,574.96	0.54
Total:	**5,289**	**$815,940,951.01**	**100.00%**

COLLATERAL TABLES – COMBINED COLLATERAL

ORIGINAL LOAN-TO-VALUE

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 - 15.00	1	$39,969.10	0.00%
15.01 - 20.00	5	469,426.90	0.06
20.01 - 25.00	9	799,536.43	0.10
25.01 - 30.00	11	686,380.84	0.08
30.01 - 35.00	14	1,436,310.39	0.18
35.01 - 40.00	28	3,243,640.56	0.40
40.01 - 45.00	44	5,062,149.39	0.62
45.01 - 50.00	60	8,695,529.70	1.07
50.01 - 55.00	58	9,588,057.61	1.18
55.01 - 60.00	139	24,731,485.13	3.03
60.01 - 65.00	304	42,344,369.42	5.19
65.01 - 70.00	357	56,937,735.16	6.98
70.01 - 75.00	514	87,853,686.48	10.77
75.01 - 80.00	1,619	266,396,743.21	32.65
80.01 - 85.00	1,238	185,716,053.59	22.76
85.01 - 90.00	504	99,423,923.29	12.19
90.01 - 95.00	67	7,475,657.57	0.92
95.01 - 100.00	317	15,040,296.24	1.84
Total:	**5,289**	**$815,940,951.01**	**100.00%**

Original Combined Loan-to-Value is used for second-lien mortgage loans.

COLLATERAL TABLES – COMBINED COLLATERAL

CREDIT GRADE

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
A1	658	$121,596,203.98	14.90%
A2	1,743	302,142,230.93	37.03
A3	50	9,972,778.90	1.22
A4	260	50,610,101.92	6.20
A5	120	23,368,152.66	2.86
AA	152	34,960,744.78	4.28
B1	401	46,331,539.07	5.68
B2	111	17,120,924.00	2.10
B3	86	12,519,788.45	1.53
B4	268	46,052,324.25	5.64
B-1	495	50,367,181.58	6.17
B-2	117	12,235,390.89	1.50
B-3	75	9,729,133.16	1.19
B-4	2	253,490.69	0.03
B-5	9	860,934.12	0.11
C	549	59,199,773.00	7.26
D	193	18,620,258.63	2.28
Total:	**5,289**	**$815,940,951.01**	**100.00%**

COLLATERAL TABLES – COMBINED COLLATERAL

STATES

Location	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	76	$7,985,809.47	0.98%
Alaska	7	1,002,343.12	0.12
Arizona	129	19,770,199.05	2.42
Arkansas	24	1,328,987.59	0.16
California	1,386	313,343,870.56	38.40
Colorado	514	89,655,196.53	10.99
Connecticut	14	3,277,874.59	0.40
Delaware	6	428,421.57	0.05
Florida	205	25,194,202.26	3.09
Georgia	42	5,234,307.69	0.64
Hawaii	11	3,384,929.94	0.41
Idaho	15	3,070,149.99	0.38
Illinois	253	36,354,867.04	4.46
Indiana	88	6,635,574.60	0.81
Iowa	35	2,086,068.29	0.26
Kansas	18	2,068,305.16	0.25
Kentucky	18	1,779,239.41	0.22
Louisiana	56	4,655,826.51	0.57
Maine	4	326,868.68	0.04
Maryland	22	4,928,974.16	0.60
Massachusetts	55	11,578,486.50	1.42
Michigan	208	20,693,358.20	2.54
Minnesota	71	10,432,043.29	1.28
Mississippi	69	4,621,551.76	0.57
Missouri	116	10,264,683.39	1.26
Montana	22	2,902,546.28	0.36
Nebraska	29	2,642,877.32	0.32
Nevada	75	10,096,680.38	1.24
New Hampshire	7	1,063,568.82	0.13
New Jersey	49	9,135,191.96	1.12
New Mexico	33	4,219,326.12	0.52
New York	114	24,484,047.98	3.00
North Carolina	119	11,805,198.80	1.45
North Dakota	2	110,693.28	0.01
Ohio	137	13,619,297.44	1.67
Oklahoma	45	3,452,897.93	0.42
Oregon	149	21,312,779.83	2.61
Pennsylvania	40	4,283,191.93	0.52
Rhode Island	10	1,193,527.99	0.15
South Carolina	45	3,887,537.55	0.48
South Dakota	5	426,889.31	0.05
Tennessee	41	3,210,181.27	0.39
Texas	514	52,472,445.44	6.43
Utah	95	12,963,520.88	1.59
Vermont	1	149,596.39	0.02
Virginia	40	5,081,237.37	0.62
Washington	244	34,108,266.07	4.18
West Virginia	8	891,660.27	0.11
Wisconsin	16	1,658,330.50	0.20
Wyoming	7	667,320.55	0.08
Total:	**5,289**	**$815,940,951.01**	**100.00%**

COLLATERAL TABLES – COMBINED COLLATERAL

CURRENT MORTGAGE RATE

Current Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.001 - 6.000	3	$695,304.81	0.09%
6.001 - 7.000	168	49,021,428.87	6.01
7.001 - 8.000	695	175,699,951.85	21.53
8.001 - 9.000	845	179,759,873.83	22.03
9.001 - 10.000	1,081	174,440,338.28	21.38
10.001 - 11.000	1,141	127,676,735.13	15.65
11.001 - 12.000	857	74,573,138.65	9.14
12.001 - 13.000	387	27,053,940.55	3.32
13.001 - 14.000	86	5,573,525.67	0.68
14.001 - 15.000	24	1,341,013.86	0.16
15.001 - 16.000	2	105,699.51	0.01
Total:	**5,289**	**$815,940,951.01**	**100.00%**

COLLATERAL TABLES – COMBINED COLLATERAL

MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.001 - 12.000	3	$695,304.81	0.10%
12.001 - 13.000	143	40,782,926.68	5.85
13.001 - 14.000	601	151,859,858.29	21.79
14.001 - 15.000	689	147,698,208.02	21.19
15.001 - 16.000	967	159,311,935.13	22.86
16.001 - 17.000	894	109,300,713.32	15.68
17.001 - 18.000	626	61,361,338.04	8.80
18.001 - 19.000	269	20,788,838.33	2.98
19.001 - 20.000	59	4,189,239.95	0.60
20.001 - 21.000	13	860,551.72	0.12
21.001 - 22.000	2	105,699.51	0.02
Total:	**4,266**	**$696,954,613.80**	**100.00%**

Based on Adjustable Mortgage Loans Only.

COLLATERAL TABLES – COMBINED COLLATERAL

MINIMUM MORTGAGE RATE

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.001 - 6.000	3	$695,304.81	0.10%
6.001 - 7.000	143	40,782,926.68	5.85
7.001 - 8.000	601	151,859,858.29	21.79
8.001 - 9.000	691	148,081,578.85	21.25
9.001 - 10.000	967	159,168,390.49	22.84
10.001 - 11.000	897	109,594,324.87	15.72
11.001 - 12.000	623	61,124,863.70	8.77
12.001 - 13.000	269	20,589,000.42	2.95
13.001 - 14.000	57	4,092,114.46	0.59
14.001 - 15.000	13	860,551.72	0.12
15.001 - 16.000	2	105,699.51	0.02
Total:	**4,266**	**$696,954,613.80**	**100.00%**

Based on Adjustable Mortgage Loans Only.

GROSS MARGIN

Gross Margin (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 - 5.000	1,089	$246,021,697.65	35.30%
5.001 - 6.000	1,825	302,291,476.82	43.37
6.001 - 7.000	1,352	148,641,439.33	21.33
Total:	**4,266**	**$696,954,613.80**	**100.00%**

Based on Adjustable Mortgage Loans Only.

COLLATERAL TABLES – COMBINED COLLATERAL

INITIAL PERIODIC CAP

Initial Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.001 - 1.000	3,848	$641,810,200.28	92.09%
1.001 - 2.000	3	567,907.59	0.08
2.001 - 3.000	415	54,576,505.93	7.83
Total:	**4,266**	**$696,954,613.80**	**100.00%**

Based on Adjustable Mortgage Loans Only.

PERIODIC CAP

Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.001 - 1.000	4,266	$696,954,613.80	100.00%
Total:	**4,266**	**$696,954,613.80**	**100.00%**

Based on Adjustable Mortgage Loans Only.

DESCRIPTION OFTHE COLLATERAL

SUMMARY

Group I Conforming Sub-Prime Collateral

As of June 1, 2002

Number of Mortgage Loans:	3,840	Index Type:	
Aggregate Principal Balance:	$479,508,601.80	6 Month LIBOR:	88.94%
Conforming Principal Balance Loans:	100.00%	Fixed Rate:	11.06%
Average Principal Balance:	$124,872.03		
Range:	$17,481.58 – $549,059.50	Weighted Average Initial Periodic Cap:*	1.171%
Weighted Average Coupon:	9.456%	Weighted Average Subsequent Periodic Cap:*	1.000%
Range:	5.990% – 12.990%	Weighted Average Lifetime Rate Cap:*	6.003%
Weighted Average Gross Margin: *	5.763%	Property Type:	
Range: *	4.099% – 6.990%	Single Family:	74.21%
Weighted Average Remaining Term:	357.97 months	PUD:	7.92%
Range:	120 – 360 months	2-4 Family:	6.30%
Weighted Average Seasoning:	1.12 months	Manufactured Housing:	6.19%
Latest Maturity Date:	05/01/2032	Condo:	5.26%
State Concentration (>5%):		Townhouse	0.12%
California:	30.42%	Occupancy Status:	
Colorado:	11.66%	Primary:	92.99%
Texas:	7.17%	Investment:	6.25%
Illinois	5.15%	Second Home:	0.77%
Weighted Average Original LTV:	78.13%	Documentation Status:	
Range:	11.43% - 90.00%	Full:	77.83%
		Limited:	2.61%
First Liens:	100.00%	Stated:	19.56%
Non-Balloon Loans:	100.00%	Weighted Average Prepayment Penalty - Term:	29 months
Weighted Average FICO Score:	570.75	Loans with Prepay Penalties	87.53%

*Adjustable Rate Loans Only.

COLLATERAL TABLES – GROUP I

PRINCIPAL BALANCE AT ORIGINATION

Principal Balance at Origination ($)	Number of Mortgage Loans	Principal Balance Outstanding at Origination	Percent of Aggregate Principal Balance Outstanding at Origination
0.01 - 50,000.00	377	$15,360,453.67	3.20%
50,000.01 - 100,000.00	1,351	99,073,533.79	20.66
100,000.01 - 150,000.00	925	114,363,777.03	23.85
150,000.01 - 200,000.00	588	102,508,893.71	21.38
200,000.01 - 250,000.00	353	78,993,297.21	16.47
250,000.01 - 300,000.00	225	61,774,676.97	12.88
300,000.01 - 350,000.00	12	3,876,601.56	0.81
350,000.01 - 400,000.00	7	2,606,017.03	0.54
400,000.01 - 450,000.00	1	402,291.33	0.08
500,000.01 - 550,000.00	1	549,059.50	0.11
Total:	**3,840**	**$479,508,601.80**	**100.00%**

CURRENT PRINCIPAL BALANCE

Current Principal Balance($)	Number of Mortgage Loans	Principal Balance Outstanding as of Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of Cut-off Date
0.01 - 50,000.00	378	$15,409,726.55	3.21%
50,000.01 - 100,000.00	1,351	99,124,201.92	20.67
100,000.01 - 150,000.00	924	114,263,836.02	23.83
150,000.01 - 200,000.00	589	102,708,879.17	21.42
200,000.01 - 250,000.00	352	78,793,311.75	16.43
250,000.01 - 300,000.00	225	61,774,676.97	12.88
300,000.01 - 350,000.00	12	3,876,601.56	0.81
350,000.01 - 400,000.00	7	2,606,017.03	0.54
400,000.01 - 450,000.00	1	402,291.33	0.08
500,000.01 - 550,000.00	1	549,059.50	0.11
Total:	**3,840**	**$479,508,601.80**	**100.00%**

COLLATERAL TABLES – GROUP I

ORIGINAL TERM TO MATURITY

Original Terms (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	2	$76,767.67	0.02%
180	57	4,577,554.84	0.95
240	9	841,670.84	0.18
360	3,772	474,012,608.45	98.85
Total:	**3,840**	**$479,508,601.80**	**100.00%**

REMAINING TERM TO MATURITY

Remaining Terms (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 120	2	$76,767.67	0.02%
175 - 180	57	4,577,554.84	0.95
235 - 240	9	841,670.84	0.18
349 - 354	1	45,340.01	0.01
355 - 360	3,771	473,967,268.44	98.84
Total:	**3,840**	**$479,508,601.80**	**100.00%**

PROPERTY TYPE

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	195	$30,191,545.12	6.30%
Single Family Detached	2,887	355,822,495.72	74.21
PUD	238	37,989,660.03	7.92
Townhouse	5	589,516.45	0.12
Condominium	196	25,235,370.41	5.26
Manufactured Housing	319	29,680,014.07	6.19
Total:	**3,840**	**$479,508,601.80**	**100.00%**

COLLATERAL TABLES – GROUP I

OCCUPANCY STATUS

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	3,538	$445,871,276.25	92.99%
Second Home	28	3,687,135.09	0.77
Non-Owner Occupied	274	29,950,190.46	6.25
Total:	**3,840**	**$479,508,601.80**	**100.00%**

PURPOSE

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	1,301	$156,728,198.83	32.69%
Refinance - Rate Term	617	75,917,717.57	15.83
Refinance - Cashout	1,922	246,862,685.40	51.48
Total:	**3,840**	**$479,508,601.80**	**100.00%**

DOCUMENTATION LEVEL

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	3,081	$373,200,321.59	77.83%
Stated Documentation	670	93,778,760.29	19.56
Limited Documentation	89	12,529,519.92	2.61
Total:	**3,840**	**$479,508,601.80**	**100.00%**

COLLATERAL TABLES – GROUP I

FICO SCORES

FICO Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0.0	60	$4,566,038.66	0.95%
420.1 - 440.0	5	631,154.77	0.13
440.1 - 460.0	65	5,984,747.89	1.25
460.1 - 480.0	219	23,448,357.29	4.89
480.1 - 500.0	495	54,696,860.79	11.41
500.1 - 520.0	564	63,770,325.88	13.30
520.1 - 540.0	491	55,712,855.17	11.62
540.1 - 560.0	364	43,541,823.40	9.08
560.1 - 580.0	272	31,830,419.88	6.64
580.1 - 600.0	214	28,560,235.11	5.96
600.1 - 620.0	301	41,223,845.40	8.60
620.1 - 640.0	238	35,368,192.34	7.38
640.1 - 660.0	181	28,747,039.16	6.00
660.1 - 680.0	131	22,314,117.75	4.65
680.1 - 700.0	103	16,223,219.92	3.38
700.1 - 720.0	50	8,098,949.94	1.69
720.1 - 740.0	34	5,605,401.38	1.17
740.1 - 760.0	30	5,720,368.33	1.19
760.1 - 780.0	14	1,960,486.20	0.41
780.1 - 800.0	9	1,504,162.54	0.31
Total:	**3,840**	**$479,508,601.80**	**100.00%**

COLLATERAL TABLES – GROUP I

ORIGINAL LOAN-TO-VALUE

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 - 15.00	1	$39,969.10	0.01%
15.01 - 20.00	5	469,426.90	0.10
20.01 - 25.00	9	799,536.43	0.17
25.01 - 30.00	10	636,435.68	0.13
30.01 - 35.00	12	908,692.88	0.19
35.01 - 40.00	26	2,721,029.23	0.57
40.01 - 45.00	36	3,274,919.84	0.68
45.01 - 50.00	48	5,827,161.56	1.22
50.01 - 55.00	42	4,860,691.92	1.01
55.01 - 60.00	109	12,585,361.93	2.62
60.01 - 65.00	221	24,243,401.75	5.06
65.01 - 70.00	278	33,094,186.38	6.90
70.01 - 75.00	372	45,274,396.61	9.44
75.01 - 80.00	1,292	166,829,074.57	34.79
80.01 - 85.00	1,021	122,959,084.18	25.64
85.01 - 90.00	358	54,985,232.84	11.47
Total:	**3,840**	**$479,508,601.80**	**100.00%**

Original Combined Loan-to-Value is used for second-lien mortgage loans.

COLLATERAL TABLES – GROUP I

CREDIT GRADE

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
A1	406	$63,691,481.11	13.28%
A2	1,270	178,207,708.45	37.16
A3	40	5,834,660.40	1.22
A4	212	30,219,889.84	6.30
A5	41	6,441,959.69	1.34
B1	384	39,738,758.02	8.29
B2	97	12,135,134.20	2.53
B3	34	4,387,289.59	0.91
B4	186	24,528,654.81	5.12
B-1	464	44,193,134.81	9.22
B-2	114	11,599,314.79	2.42
B-3	21	2,453,794.44	0.51
B-4	2	253,490.69	0.05
B-5	7	783,617.78	0.16
C	415	40,716,672.81	8.49
D	147	14,323,040.37	2.99
Total:	**3,840**	**$479,508,601.80**	**100.00%**

COLLATERAL TABLES – GROUP I

STATES

Location	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	60	$5,129,405.85	1.07%
Alaska	7	1,002,343.12	0.21
Arizona	87	9,678,496.83	2.02
Arkansas	22	1,226,893.60	0.26
California	807	145,882,752.99	30.42
Colorado	358	55,909,867.09	11.66
Connecticut	10	1,653,132.44	0.34
Delaware	6	428,421.57	0.09
Florida	171	17,994,781.83	3.75
Georgia	33	3,229,448.64	0.67
Hawaii	7	1,609,816.24	0.34
Idaho	12	1,182,097.60	0.25
Illinois	206	24,675,968.14	5.15
Indiana	78	5,848,046.28	1.22
Iowa	28	1,644,718.50	0.34
Kansas	12	1,210,557.64	0.25
Kentucky	18	1,779,239.41	0.37
Louisiana	39	2,957,198.85	0.62
Maine	3	190,962.98	0.04
Maryland	14	1,854,195.73	0.39
Massachusetts	39	7,109,038.48	1.48
Michigan	175	15,332,891.70	3.20
Minnesota	53	5,818,805.54	1.21
Mississippi	65	4,394,487.81	0.92
Missouri	95	6,857,679.19	1.43
Montana	21	2,751,697.00	0.57
Nebraska	24	1,749,872.59	0.36
Nevada	60	7,459,243.21	1.56
New Hampshire	6	762,251.47	0.16
New Jersey	40	6,087,948.14	1.27
New Mexico	24	2,295,508.37	0.48
New York	86	15,070,743.79	3.14
North Carolina	99	8,368,278.42	1.75
North Dakota	2	110,693.28	0.02
Ohio	117	9,366,573.66	1.95
Oklahoma	36	2,250,698.66	0.47
Oregon	112	15,323,963.86	3.20
Pennsylvania	31	3,216,528.05	0.67
Rhode Island	8	926,009.26	0.19
South Carolina	41	3,371,722.25	0.70
South Dakota	2	208,301.74	0.04
Tennessee	35	2,466,999.57	0.51
Texas	387	34,398,979.35	7.17
Utah	74	9,419,536.35	1.96
Vermont	1	149,596.39	0.03
Virginia	33	3,695,000.07	0.77
Washington	170	23,037,033.24	4.80
West Virginia	5	349,712.67	0.07
Wisconsin	15	1,505,420.46	0.31
Wyoming	6	565,041.90	0.12
Total:	**3,840**	**$479,508,601.80**	**100.00%**

COLLATERAL TABLES – GROUP I

CURRENT MORTGAGE RATE

Current Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.001 - 6.000	2	$395,407.66	0.08%
6.001 - 7.000	100	21,031,036.26	4.39
7.001 - 8.000	474	83,189,457.16	17.35
8.001 - 9.000	596	91,593,024.46	19.10
9.001 - 10.000	858	111,459,075.25	23.24
10.001 - 11.000	875	91,924,879.82	19.17
11.001 - 12.000	629	57,362,777.18	11.96
12.001 - 13.000	306	22,552,944.01	4.70
Total:	**3,840**	**$479,508,601.80**	**100.00%**

MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.001 - 12.000	2	$395,407.66	0.09%
12.001 - 13.000	90	18,918,445.17	4.44
13.001 - 14.000	411	71,418,234.28	16.75
14.001 - 15.000	500	77,038,125.99	18.06
15.001 - 16.000	779	103,567,366.59	24.29
16.001 - 17.000	785	83,858,010.18	19.66
17.001 - 18.000	554	52,273,895.26	12.26
18.001 - 19.000	248	18,888,840.72	4.43
19.001 - 20.000	2	97,125.49	0.02
Total:	**3,371**	**$426,455,451.34**	**100.00%**

Based on Adjustable Mortgage Loans Only.

COLLATERAL TABLES – GROUP I

MINIMUM MORTGAGE RATE

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.001 - 6.000	2	$395,407.66	0.09%
6.001 - 7.000	90	18,918,445.17	4.44
7.001 - 8.000	411	71,418,234.28	16.75
8.001 - 9.000	501	77,122,755.87	18.08
9.001 - 10.000	780	103,722,562.90	24.32
10.001 - 11.000	787	84,094,010.89	19.72
11.001 - 12.000	551	51,950,834.18	12.18
12.001 - 13.000	249	18,833,200.39	4.42
Total:	**3,371**	**$426,455,451.34**	**100.00%**

Based on Adjustable Mortgage Loans Only.

GROSS MARGIN

Gross Margin (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 - 5.000	774	$123,350,283.88	28.92%
5.001 - 6.000	1,480	191,860,608.73	44.99
6.001 - 7.000	1,117	111,244,558.73	26.09
Total:	**3,371**	**$426,455,451.34**	**100.00%**

Based on Adjustable Mortgage Loans Only.

COLLATERAL TABLES – GROUP I

INITIAL PERIODIC CAP

Initial Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.001 - 1.000	3,026	$389,900,455.64	91.43%
1.001 - 2.000	2	250,040.14	0.06
2.001 - 3.000	343	36,304,955.56	8.51
Total:	**3,371**	**$426,455,451.34**	**100.00%**

Based on Adjustable Mortgage Loans Only.

PERIODIC CAP

Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.001 - 1.000	3,371	$426,455,451.34	100.00%
Total:	**3,371**	**$426,455,451.34**	**100.00%**

Based on Adjustable Mortgage Loans Only.

DESCRIPTION OFTHE COLLATERAL

SUMMARY

Group II Non-Conforming Sub-Prime and Alt-A Collateral

As of June 1, 2002 Cut-off Date

Number of Mortgage Loans:	1,449	Index Type:	
Aggregate Principal Balance:	$336,432,349.21	6 Month LIBOR:	80.40%
Conforming Principal Balance Loans:	0.00%	Fixed Rate:	19.60%
Average Principal Balance:	$232,182.44	Weighted Average Initial Periodic Cap:*	1.136%
Range:	$9,977.54 – $99,409.60	Weighted Average Subsequent Periodic Cap:*	1.000%
Weighted Average Coupon:	8.835%	Weighted Average Lifetime Rate Cap:*	6.002%
Range:	6.000% - 15.050%	Property Type:	
Weighted Average Gross Margin: *	5.503%	Single Family:	80.81%
Range: *	4.250% - 6.990%	PUD:	11.85%
Weighted Average Remaining Term:	351.55 months	Condo:	3.97%
Range:	176 – 360 months	2-4 Family:	2.43%
Weighted Average Seasoning:	1.92 months	Manufactured Housing:	0.70%
Latest Maturity Date:	05/01/2032	Townhouse	0.24%
State Concentration (>5%):		Occupancy Status:	
California:	49.78%	Primary:	96.21%
Colorado:	10.03%	Investment:	2.64%
Texas:	5.37%	Second Home:	1.15%
Weighted Average Original LTV:	79.05%	Documentation Status:	
Range:	29.76% - 100.00%	Full:	74.33%
First Liens:	94.93	Limited:	2.46%
Non-Balloon Loans:	100.00%	Stated:	23.21%
Weighted Average FICO Score:	602.44	Weighted Average Prepayment Penalty - Term:	27.3 months
		Loans with Prepay Penalties:	74.80%

*Adjustable Rate Loans Only.

COLLATERAL TABLES – GROUP II

PRINCIPAL BALANCE AT ORIGINATION

Principal Balance at Origination ($)	Number of Mortgage Loans	Principal Balance Outstanding at Origination	Percent of Aggregate Principal Balance Outstanding at Origination
0.01 - 50,000.00	297	$10,072,240.67	2.99%
50,000.01 - 100,000.00	289	21,030,342.44	6.25
100,000.01 - 150,000.00	120	14,738,262.50	4.38
150,000.01 - 200,000.00	81	13,975,117.82	4.15
200,000.01 - 250,000.00	56	12,530,500.13	3.72
250,000.01 - 300,000.00	25	6,814,914.46	2.03
300,000.01 - 350,000.00	160	51,967,649.72	15.45
350,000.01 - 400,000.00	141	52,800,215.46	15.69
400,000.01 - 450,000.00	77	32,870,328.54	9.77
450,000.01 - 500,000.00	75	36,235,648.61	10.77
500,000.01 - 550,000.00	31	16,329,961.06	4.85
550,000.01 - 600,000.00	32	18,592,309.37	5.53
600,000.01 - 650,000.00	17	10,778,352.69	3.20
650,000.01 - 700,000.00	12	8,140,570.50	2.42
700,000.01 - 750,000.00	18	13,210,670.25	3.93
750,000.01 - 800,000.00	3	2,348,083.77	0.70
800,000.01 - 850,000.00	4	3,304,543.73	0.98
850,000.01 - 900,000.00	2	1,777,520.35	0.53
950,000.01 - 1,000,000.00	9	8,915,117.14	2.65
Total:	**1,449**	**$336,432,349.21**	**100.00%**

COLLATERAL TABLES – GROUP II

CURRENT PRINCIPAL BALANCE

Current Principal Balance($)	Number of Mortgage Loans	Principal Balance Outstanding as of Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of Cut-off Date
0.01 - 50,000.00	298	$10,122,007.31	3.01%
50,000.01 - 100,000.00	288	20,980,575.80	6.24
100,000.01 - 150,000.00	120	14,738,262.50	4.38
150,000.01 - 200,000.00	81	13,975,117.82	4.15
200,000.01 - 250,000.00	56	12,530,500.13	3.72
250,000.01 - 300,000.00	27	7,414,719.27	2.20
300,000.01 - 350,000.00	159	51,717,691.11	15.37
350,000.01 - 400,000.00	140	52,450,369.26	15.59
400,000.01 - 450,000.00	77	32,870,328.54	9.77
450,000.01 - 500,000.00	76	36,735,452.44	10.92
500,000.01 - 550,000.00	30	15,830,157.23	4.71
550,000.01 - 600,000.00	32	18,592,309.37	5.53
600,000.01 - 650,000.00	17	10,778,352.69	3.20
650,000.01 - 700,000.00	12	8,140,570.50	2.42
700,000.01 - 750,000.00	18	13,210,670.25	3.93
750,000.01 - 800,000.00	3	2,348,083.77	0.70
800,000.01 - 850,000.00	4	3,304,543.73	0.98
850,000.01 - 900,000.00	2	1,777,520.35	0.53
950,000.01 - 1,000,000.00	9	8,915,117.14	2.65
Total:	**1,449**	**$336,432,349.21**	**100.00%**

COLLATERAL TABLES – GROUP II

ORIGINAL TERM TO MATURITY

Original Terms (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	88	$5,892,264.95	1.75%
240	284	14,190,286.14	4.22
360	1,077	316,349,798.12	94.03
Total:	**1,449**	**$336,432,349.21**	**100.00%**

REMAINING TERM TO MATURITY

Remaining Terms (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
175 - 180	88	$5,892,264.95	1.75%
235 - 240	284	14,190,286.14	4.22
349 - 354	3	826,159.60	0.25
355 - 360	1,074	315,523,638.52	93.79
Total:	**1,449**	**$336,432,349.21**	**100.00%**

PROPERTY TYPE

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	30	$8,170,587.84	2.43%
Single Family Detached	1,157	271,860,169.65	80.81
PUD	150	39,859,831.16	11.85
Townhouse	5	808,487.93	0.24
Condominium	74	13,371,699.85	3.97
Manufactured Housing	33	2,361,572.78	0.70
Total:	**1,449**	**$336,432,349.21**	**100.00%**

COLLATERAL TABLES – GROUP II

OCCUPANCY STATUS

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,390	$323,683,964.68	96.21%
Second Home	10	3,861,853.89	1.15
Non-Owner Occupied	49	8,886,530.64	2.64
Total:	**1,449**	**$336,432,349.21**	**100.00%**

PURPOSE

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	572	$100,346,832.49	29.83%
Refinance - Rate Term	192	51,922,509.95	15.43
Refinance - Cashout	685	184,163,006.77	54.74
Total:	**1,449**	**$336,432,349.21**	**100.00%**

DOCUMENTATION LEVEL

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	1,140	$250,081,127.06	74.33%
Stated Documentation	286	78,076,653.45	23.21
Limited Documentation	23	8,274,568.70	2.46
Total:	**1,449**	**$336,432,349.21**	**100.00%**

COLLATERAL TABLES – GROUP II

FICO SCORES

FICO Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0.0	9	$1,376,171.22	0.41%
380.1 - 400.0	1	42,492.94	0.01
420.1 - 440.0	1	57,978.26	0.02
440.1 - 460.0	18	2,060,032.68	0.61
460.1 - 480.0	58	9,130,949.30	2.71
480.1 - 500.0	120	18,612,922.08	5.53
500.1 - 520.0	119	26,978,666.24	8.02
520.1 - 540.0	115	31,604,598.46	9.39
540.1 - 560.0	72	21,441,014.46	6.37
560.1 - 580.0	70	24,725,077.74	7.35
580.1 - 600.0	70	25,795,225.90	7.67
600.1 - 620.0	124	24,469,979.94	7.27
620.1 - 640.0	167	37,585,431.06	11.17
640.1 - 660.0	171	38,322,210.76	11.39
660.1 - 680.0	130	27,530,521.26	8.18
680.1 - 700.0	84	17,711,000.15	5.26
700.1 - 720.0	39	7,351,115.84	2.19
720.1 - 740.0	28	6,989,122.75	2.08
740.1 - 760.0	31	8,587,293.63	2.55
760.1 - 780.0	12	3,138,132.12	0.93
780.1 - 800.0	10	2,922,412.42	0.87
Total:	**1,449**	**$336,432,349.21**	**100.00%**

COLLATERAL TABLES – GROUP II

ORIGINAL LOAN-TO-VALUE

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
25.01 - 30.00	1	$49,945.16	0.01%
30.01 - 35.00	2	527,617.51	0.16
35.01 - 40.00	2	522,611.33	0.16
40.01 - 45.00	8	1,787,229.55	0.53
45.01 - 50.00	12	2,868,368.14	0.85
50.01 - 55.00	16	4,727,365.69	1.41
55.01 - 60.00	30	12,146,123.20	3.61
60.01 - 65.00	83	18,100,967.67	5.38
65.01 - 70.00	79	23,843,548.78	7.09
70.01 - 75.00	142	42,579,289.87	12.66
75.01 - 80.00	327	99,567,668.64	29.60
80.01 - 85.00	217	62,756,969.41	18.65
85.01 - 90.00	146	44,438,690.45	13.21
90.01 - 95.00	67	7,475,657.57	2.22
95.01 - 100.00	317	15,040,296.24	4.47
Total:	**1,449**	**$336,432,349.21**	**100.00%**

Original Combined Loan-to-Value is used for second-lien mortgage loans.

COLLATERAL TABLES – GROUP II

CREDIT GRADE

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
A1	252	$57,904,722.87	17.21%
A2	473	123,934,522.48	36.84
A3	10	4,138,118.50	1.23
A4	48	20,390,212.08	6.06
A5	79	16,926,192.97	5.03
AA	152	34,960,744.78	10.39
B1	17	6,592,781.05	1.96
B2	14	4,985,789.80	1.48
B3	52	8,132,498.86	2.42
B4	82	21,523,669.44	6.40
B-1	31	6,174,046.77	1.84
B-2	3	636,076.10	0.19
B-3	54	7,275,338.72	2.16
B-5	2	77,316.34	0.02
C	134	18,483,100.19	5.49
D	46	4,297,218.26	1.28
Total:	**1,449**	**$336,432,349.21**	**100.00%**

COLLATERAL TABLES – GROUP II

STATES

Location	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	16	$2,856,403.62	0.85%
Arizona	42	10,091,702.22	3.00
Arkansas	2	102,093.99	0.03
California	579	167,461,117.57	49.78
Colorado	156	33,745,329.44	10.03
Connecticut	4	1,624,742.15	0.48
Florida	34	7,199,420.43	2.14
Georgia	9	2,004,859.05	0.60
Hawaii	4	1,775,113.70	0.53
Idaho	3	1,888,052.39	0.56
Illinois	47	11,678,898.90	3.47
Indiana	10	787,528.32	0.23
Iowa	7	441,349.79	0.13
Kansas	6	857,747.52	0.25
Louisiana	17	1,698,627.66	0.50
Maine	1	135,905.70	0.04
Maryland	8	3,074,778.43	0.91
Massachusetts	16	4,469,448.02	1.33
Michigan	33	5,360,466.50	1.59
Minnesota	18	4,613,237.75	1.37
Mississippi	4	227,063.95	0.07
Missouri	21	3,407,004.20	1.01
Montana	1	150,849.28	0.04
Nebraska	5	893,004.73	0.27
Nevada	15	2,637,437.17	0.78
New Hampshire	1	301,317.35	0.09
New Jersey	9	3,047,243.82	0.91
New Mexico	9	1,923,817.75	0.57
New York	28	9,413,304.19	2.80
North Carolina	20	3,436,920.38	1.02
Ohio	20	4,252,723.78	1.26
Oklahoma	9	1,202,199.27	0.36
Oregon	37	5,988,815.97	1.78
Pennsylvania	9	1,066,663.88	0.32
Rhode Island	2	267,518.73	0.08
South Carolina	4	515,815.30	0.15
South Dakota	3	218,587.57	0.06
Tennessee	6	743,181.70	0.22
Texas	127	18,073,466.09	5.37
Utah	21	3,543,984.53	1.05
Virginia	7	1,386,237.30	0.41
Washington	74	11,071,232.83	3.29
West Virginia	3	541,947.60	0.16
Wisconsin	1	152,910.04	0.05
Wyoming	1	102,278.65	0.03
Total:	1,449	$336,432,349.21	100.00%

COLLATERAL TABLES – GROUP II

CURRENT MORTGAGE RATE

Current Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.001 - 6.000	1	$299,897.15	0.09%
6.001 - 7.000	68	27,990,392.61	8.32
7.001 - 8.000	221	92,510,494.69	27.50
8.001 - 9.000	249	88,166,849.37	26.21
9.001 - 10.000	223	62,981,263.03	18.72
10.001 - 11.000	266	35,751,855.31	10.63
11.001 - 12.000	228	17,210,361.47	5.12
12.001 - 13.000	81	4,500,996.54	1.34
13.001 - 14.000	86	5,573,525.67	1.66
14.001 - 15.000	24	1,341,013.86	0.40
15.001 - 16.000	2	105,699.51	0.03
Total:	**1,449**	**$336,432,349.21**	**100.00%**

MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.001 - 12.000	1	$299,897.15	0.11%
12.001 - 13.000	53	21,864,481.51	8.08
13.001 - 14.000	190	80,441,624.01	29.74
14.001 - 15.000	189	70,660,082.03	26.12
15.001 - 16.000	188	55,744,568.54	20.61
16.001 - 17.000	109	25,442,703.14	9.41
17.001 - 18.000	72	9,087,442.78	3.36
18.001 - 19.000	21	1,899,997.61	0.70
19.001 - 20.000	57	4,092,114.46	1.51
20.001 - 21.000	13	860,551.72	0.32
21.001 - 22.000	2	105,699.51	0.04
Total:	**895**	**$270,499,162.46**	**100.00%**

Based on Adjustable Mortgage Loans Only.

COLLATERAL TABLES – GROUP II

MINIMUM MORTGAGE RATE

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.001 - 6.000	1	$299,897.15	0.11%
6.001 - 7.000	53	21,864,481.51	8.08
7.001 - 8.000	190	80,441,624.01	29.74
8.001 - 9.000	190	70,958,822.98	26.23
9.001 - 10.000	187	55,445,827.59	20.50
10.001 - 11.000	110	25,500,313.98	9.43
11.001 - 12.000	72	9,174,029.52	3.39
12.001 - 13.000	20	1,755,800.03	0.65
13.001 - 14.000	57	4,092,114.46	1.51
14.001 - 15.000	13	860,551.72	0.32
15.001 - 16.000	2	105,699.51	0.04
Total:	**895**	**$270,499,162.46**	**100.00%**

Based on Adjustable Mortgage Loans Only.

GROSS MARGIN

Gross Margin (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 - 5.000	315	$122,671,413.77	45.35%
5.001 - 6.000	345	110,430,868.09	40.82
6.001 - 7.000	235	37,396,880.60	13.83
Total:	**895**	**$270,499,162.46**	**100.00%**

Based on Adjustable Mortgage Loans Only.

COLLATERAL TABLES – GROUP II

INITIAL PERIODIC CAP

Initial Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.001 - 1.000	822	$251,909,744.64	93.13%
1.001 - 2.000	1	317,867.45	0.12
2.001 - 3.000	72	18,271,550.37	6.75
Total:	**895**	**$270,499,162.46**	**100.00%**

Based on Adjustable Mortgage Loans Only.

PERIODIC CAP

Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.001 - 1.000	895	$270,499,162.46	100.00%
Total:	**895**	**$270,499,162.46**	**100.00%**

Based on Adjustable Mortgage Loans Only.

DESCRIPTION OFTHE COLLATERAL

SUMMARY

Group II Alt-A Collateral

As of June 1, 2002 Cut-off Date

Number of Mortgage Loans:	152
Aggregate Principal Balance:	$34,960,744.78
Conforming Principal Balance Loans:	0.00%
Average Principal Balance:	$230,004.90
Range:	$31,793.22– $999,409.60
Weighted Average Coupon:	8.464%
Range:	7.000% - 10.450%
Weighted Average Gross Margin: *	4.250%
Range: *	4.250% - 4.250%
Weighted Average Remaining Term:	355.74 months
Range:	180- 360 months
Weighted Average Seasoning:	1.65 months
Latest Maturity Date:	05/01/2032
State Concentration (>5%):	
California:	39.16%
Colorado:	15.87%
New York:	5.89%
Weighted Average Original LTV:	80.23
Range:	43.07% - 95.00%
First Liens:	100.00%
Non-Balloon Loans:	100.00%
Weighted Average FICO Score:	676.89

Index Type:	
6 Month LIBOR:	48.09%
Fixed Rate:	51.91%
Weighted Average Initial Periodic Cap:*	1.000%
Weighted Average Subsequent Periodic Cap:*	1.000%
Weighted Average Lifetime Rate Cap:*	6.000%
Property Type:	
Single Family:	70.55%
PUD:	15.33%
2-4 Family:	10.73%
Condo:	2.87%
Townhouse	0.52%
Occupancy Status:	
Primary:	86.18%
Investment:	11.87%
Second Home:	1.95%
Documentation Status:	
Full:	20.04%
Stated:	79.96%
Weighted Average Prepayment Penalty - Term:	0 months
Loans with Prepay Penalties:	0.00%

*Adjustable Rate Loans Only.

COLLATERAL TABLES – GROUP II ALT-A

PRINCIPAL BALANCE AT ORIGINATION

Principal Balance at Origination ($)	Number of Mortgage Loans	Principal Balance Outstanding at Origination	Percent of Aggregate Principal Balance Outstanding at Origination
0.01 - 50,000.00	7	$290,371.01	0.83%
50,000.01 - 100,000.00	21	1,628,189.75	4.66
100,000.01 - 150,000.00	29	3,764,519.74	10.77
150,000.01 - 200,000.00	33	5,848,231.53	16.73
200,000.01 - 250,000.00	24	5,403,834.02	15.46
250,000.01 - 300,000.00	11	2,974,900.71	8.51
300,000.01 - 350,000.00	7	2,259,053.16	6.46
350,000.01 - 400,000.00	6	2,215,446.28	6.34
400,000.01 - 450,000.00	2	856,601.49	2.45
450,000.01 - 500,000.00	2	998,735.69	2.86
500,000.01 - 550,000.00	1	539,308.95	1.54
550,000.01 - 600,000.00	1	599,128.70	1.71
700,000.01 - 750,000.00	1	749,483.85	2.14
800,000.01 - 850,000.00	1	838,840.03	2.40
950,000.01 - 1,000,000.00	6	5,994,099.87	17.15
Total:	**152**	**$34,960,744.78**	**100.00%**

COLLATERAL TABLES – GROUP II ALT-A

CURRENT PRINCIPAL BALANCE

Current Principal Balance($)	Number of Mortgage Loans	Principal Balance Outstanding as of Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of Cut-off Date
0.01 - 50,000.00	7	$290,371.01	0.83%
50,000.01 - 100,000.00	21	1,628,189.75	4.66
100,000.01 - 150,000.00	29	3,764,519.74	10.77
150,000.01 - 200,000.00	33	5,848,231.53	16.73
200,000.01 - 250,000.00	24	5,403,834.02	15.46
250,000.01 - 300,000.00	12	3,274,808.37	9.37
300,000.01 - 350,000.00	6	1,959,145.50	5.60
350,000.01 - 400,000.00	6	2,215,446.28	6.34
400,000.01 - 450,000.00	2	856,601.49	2.45
450,000.01 - 500,000.00	2	998,735.69	2.86
500,000.01 - 550,000.00	1	539,308.95	1.54
550,000.01 - 600,000.00	1	599,128.70	1.71
700,000.01 - 750,000.00	1	749,483.85	2.14
800,000.01 - 850,000.00	1	838,840.03	2.40
950,000.01 - 1,000,000.00	6	5,994,099.87	17.15
Total:	**152**	**$34,960,744.78**	**100.00%**

COLLATERAL TABLES – GROUP II ALT-A

ORIGINAL TERM TO MATURITY

Original Terms (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	5	$813,939.13	2.33%
360	147	34,146,805.65	97.67
Total:	**152**	**$34,960,744.78**	**100.00%**

REMAINING TERM TO MATURITY

Remaining Terms (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
175 - 180	5	$813,939.13	2.33%
355 - 360	147	34,146,805.65	97.67
Total:	**152**	**$34,960,744.78**	**100.00%**

PROPERTY TYPE

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	13	$3,752,740.54	10.73%
Single Family Detached	118	24,663,803.17	70.55
PUD	14	5,358,163.38	15.33
Townhouse	1	183,161.14	0.52
Condominium	6	1,002,876.55	2.87
Total:	**152**	**$34,960,744.78**	**100.00%**

COLLATERAL TABLES – GROUP II ALT-A

OCCUPANCY STATUS

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	122	$30,129,579.87	86.18%
Second Home	3	680,929.12	1.95
Non-Owner Occupied	27	4,150,235.79	11.87
Total:	**152**	**$34,960,744.78**	**100.00%**

PURPOSE

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	77	$16,671,511.58	47.69%
Refinance - Rate Term	15	4,456,932.95	12.75
Refinance - Cashout	60	13,832,300.25	39.57
Total:	**152**	**$34,960,744.78**	**100.00%**

DOCUMENTATION LEVEL

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	28	$7,005,935.49	20.04%
Stated Documentation	124	27,954,809.29	79.96
Total:	**152**	**$34,960,744.78**	**100.00%**

COLLATERAL TABLES – GROUP II ALT-A

FICO SCORES

FICO Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
600.1 - 620.0	1	$191,088.03	0.55%
620.1 - 640.0	13	4,439,389.14	12.70
640.1 - 660.0	52	13,038,288.13	37.29
660.1 - 680.0	33	5,638,608.23	16.13
680.1 - 700.0	19	3,709,948.33	10.61
700.1 - 720.0	14	2,500,866.57	7.15
720.1 - 740.0	6	1,379,729.86	3.95
740.1 - 760.0	8	1,702,560.17	4.87
760.1 - 780.0	2	822,961.65	2.35
780.1 - 800.0	4	1,537,304.67	4.40
Total:	**152**	**$34,960,744.78**	**100.00%**

COLLATERAL TABLES – GROUP II ALT-A

ORIGINAL LOAN-TO-VALUE

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
40.01 - 45.00	1	$133,395.85	0.38%
50.01 - 55.00	1	749,483.85	2.14
55.01 - 60.00	3	2,997,473.94	8.57
60.01 - 65.00	3	1,588,465.73	4.54
65.01 - 70.00	6	3,402,144.18	9.73
70.01 - 75.00	14	2,708,062.81	7.75
75.01 - 80.00	31	5,816,306.82	16.64
80.01 - 85.00	12	3,224,366.48	9.22
85.01 - 90.00	42	8,353,056.03	23.89
90.01 - 95.00	39	5,987,989.09	17.13
Total:	**152**	**$34,960,744.78**	**100.00%**

Original Combined Loan-to-Value is used for second-lien mortgage loans.

CREDIT GRADE

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
AA	152	$34,960,744.78	100.00%
Total:	**152**	**$34,960,744.78**	**100.00%**

COLLATERAL TABLES – GROUP II ALT-A

STATES

Location	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	6	$1,209,620.65	3.46%
Arizona	4	791,449.55	2.26
California	54	13,691,265.47	39.16
Colorado	25	5,548,871.87	15.87
Florida	5	366,191.92	1.05
Hawaii	1	399,751.38	1.14
Idaho	1	999,362.33	2.86
Illinois	4	699,984.41	2.00
Indiana	2	215,076.20	0.62
Kansas	1	50,778.37	0.15
Louisiana	1	107,939.76	0.31
Massachusetts	2	1,132,148.39	3.24
Michigan	3	510,465.21	1.46
Missouri	4	1,310,670.39	3.75
New Jersey	1	183,161.14	0.52
New Mexico	1	132,881.82	0.38
New York	6	2,060,831.78	5.89
North Carolina	1	999,311.80	2.86
Ohio	1	31,793.22	0.09
Oklahoma	2	184,538.31	0.53
Oregon	6	1,270,325.62	3.63
Tennessee	1	59,964.57	0.17
Texas	11	1,373,555.38	3.93
Utah	2	266,128.06	0.76
Virginia	1	123,535.14	0.35
Washington	5	1,138,863.39	3.26
Wyoming	1	102,278.65	0.29
Total:	152	$34,960,744.78	100.00%

COLLATERAL TABLES – GROUP II ALT-A

CURRENT MORTGAGE RATE

Current Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.001 - 7.000	1	$444,885.03	1.27%
7.001 - 8.000	31	9,195,474.27	26.30
8.001 - 9.000	76	18,682,466.46	53.44
9.001 - 10.000	38	6,061,773.38	17.34
10.001 - 11.000	6	576,145.64	1.65
Total:	**152**	**$34,960,744.78**	**100.00%**

MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.001 - 13.000	1	$444,885.03	2.65%
13.001 - 14.000	24	7,612,104.86	45.27
14.001 - 15.000	29	6,785,324.28	40.36
15.001 - 16.000	12	1,895,941.02	11.28
16.001 - 17.000	1	74,989.44	0.45
Total:	**67**	**$16,813,244.63**	**100.00%**

Based on Adjustable Mortgage Loans Only.

COLLATERAL TABLES – GROUP II ALT-A

MINIMUM MORTGAGE RATE

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.001 - 7.000	1	$444,885.03	2.65%
7.001 - 8.000	24	7,612,104.86	45.27
8.001 - 9.000	29	6,785,324.28	40.36
9.001 - 10.000	12	1,895,941.02	11.28
10.001 - 11.000	1	74,989.44	0.45
Total:	**67**	**$16,813,244.63**	**100.00%**

Based on Adjustable Mortgage Loans Only.

GROSS MARGIN

Gross Margin (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 - 5.000	67	$16,813,244.63	100.00%
Total:	**67**	**$16,813,244.63**	**100.00%**

Based on Adjustable Mortgage Loans Only.

COLLATERAL TABLES – GROUP II ALT-A

INITIAL PERIODIC CAP

Initial Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.001 - 1.000	67	$16,813,244.63	100.00%
Total:	**67**	**$16,813,244.63**	**100.00%**

Based on Adjustable Mortgage Loans Only.

PERIODIC CAP

Periodic Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Percent of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.001 - 1.000	67	$16,813,244.63	100.00%
Total:	**67**	**$16,813,244.63**	**100.00%**

Based on Adjustable Mortgage Loans Only.

BOND SUMMARY (TO CALL)

Class I-A to Call

ARM Fixed Rate	0% CPR 0% PPC	15% CPR 50% PPC	22% CPR 85% PPC	27% CPR 115% PPC	35% CPR 150% PPC	40% CPR 175% PPC	45% CPR 200% PPC
Average Live (yr)	19.79	4.96	3.33	2.64	1.92	1.59	1.31
Modified Duration (yr)	16.0	4.6	3.2	2.5	1.9	1.6	1.3
Principal Window	Jul02 - Feb31	Jul02 - May16	Jul02 - Oct11	Jul02 - Nov09	Jul02 - Dec07	Jul02 - Feb07	Jul02 - Jun06

Class M2 to Call

ARM Fixed Rate	0% CPR 0% PPC	15% CPR 50% PPC	22% CPR 85% PPC	27% CPR 115% PPC	35% CPR 150% PPC	40% CPR 175% PPC	45% CPR 200% PPC
Average Live (yr)	26.50	9.21	6.17	5.03	4.22	4.08	4.00
Modified Duration (yr)	18.0	7.9	5.5	4.6	3.9	3.8	3.8
Principal Window	Jun24 - Feb31	Oct06 - May16	Jul05 - Oct11	Aug05 - Nov09	Oct05 - Dec07	Dec05 - Feb07	Jan06 - Jun06

Class M3 to Call

ARM Fixed Rate	0% CPR 0% PPC	15% CPR 50% PPC	22% CPR 85% PPC	27% CPR 115% PPC	35% CPR 150% PPC	40% CPR 175% PPC	45% CPR 200% PPC
Average Live (yr)	26.48	9.22	6.18	5.00	4.08	3.80	3.64
Modified Duration (yr)	15.9	7.5	5.3	4.5	3.7	3.5	3.4
Principal Window	Jul24 - Feb31	Oct06 - May16	Jul05 - Oct11	Jul05 - Nov09	Aug05 - Dec07	Sep05 - Feb07	Sep05 - Jun06

Class M4 to Call

ARM Fixed Rate	0% CPR 0% PPC	15% CPR 50% PPC	22% CPR 85% PPC	27% CPR 115% PPC	35% CPR 150% PPC	40% CPR 175% PPC	45% CPR 200% PPC
Average Live (yr)	26.47	9.15	6.13	4.94	3.98	3.66	3.44
Modified Duration (yr)	15.0	7.2	5.2	4.3	3.6	3.3	3.2
Principal Window	Jun24 - Feb31	Oct06 - May16	Jul05 - Oct11	Jul05 - Nov09	Jul05 - Dec07	Aug05 - Feb07	Jul05 - Jun06

Class II-A to Call

ARM Fixed Rate	0% CPR 0% PPC	15% CPR 50% PPC	22% CPR 85% PPC	27% CPR 115% PPC	35% CPR 150% PPC	40% CPR 175% PPC	45% CPR 200% PPC
Average Live (yr)	18.41	4.73	3.18	2.50	1.78	1.42	1.18
Modified Duration (yr)	14.8	4.4	3.0	2.4	1.7	1.4	1.2
Principal Window	Jul02 - Feb31	Jul02 - May16	Jul02 - Oct11	Jul02 - Nov09	Jul02 - Dec07	Jul02 - Feb07	Jul02 - May05

Class II-M1 to Call

ARM Fixed Rate	0% CPR 0% PPC	15% CPR 50% PPC	22% CPR 85% PPC	27% CPR 115% PPC	35% CPR 150% PPC	40% CPR 175% PPC	45% CPR 200% PPC
Average Live (yr)	26.27	9.30	6.22	5.10	4.52	4.60	4.04
Modified Duration (yr)	19.1	8.2	5.7	4.8	4.3	4.4	3.8
Principal Window	Jun24 - Feb31	Nov06 - May16	Jul05 - Oct11	Oct05 - Nov09	Mar06 - Dec07	Jul06 - Feb07	May05 - Jun06

BOND SUMMARY (TO MATURITY)

Class I-A to Maturity

ARM Fixed Rate	0% CPR 0% PPC	15% CPR 50% PPC	22% CPR 85% PPC	27% CPR 115% PPC	35% CPR 150% PPC	40% CPR 175% PPC	45% CPR 200% PPC
Average Live (yr)	19.84	5.33	3.62	2.87	2.09	1.73	1.43
Modified Duration (yr)	16.0	4.8	3.4	2.7	2.0	1.7	1.4
Principal Window	Jul02 - Apr32	Jul02 - Oct28	Jul02 - Nov22	Jul02 - Dec18	Jul02 - Nov14	Jul02 - Dec12	Jul02 - Jun11

Class M2 to Maturity

ARM Fixed Rate	0% CPR 0% PPC	15% CPR 50% PPC	22% CPR 85% PPC	27% CPR 115% PPC	35% CPR 150% PPC	40% CPR 175% PPC	45% CPR 200% PPC
Average Live (yr)	26.61	9.98	6.76	5.49	4.57	4.37	4.41
Modified Duration (yr)	18.0	8.3	6.0	5.0	4.2	4.1	4.1
Principal Window	Jun24 - Feb32	Oct06 - Jun24	Jul05 - Mar18	Aug05 - Jan15	Oct05 - Nov11	Dec05 - Jun10	Jan06 - Apr09

Class M3 to Maturity

ARM Fixed Rate	0% CPR 0% PPC	15% CPR 50% PPC	22% CPR 85% PPC	27% CPR 115% PPC	35% CPR 150% PPC	40% CPR 175% PPC	45% CPR 200% PPC
Average Live (yr)	26.57	9.80	6.61	5.34	4.33	4.01	3.83
Modified Duration (yr)	16.0	7.8	5.6	4.7	3.9	3.7	3.5
Principal Window	Jul24 - Dec31	Oct06 - Apr22	Jul05 - May16	Jul05 - Jul13	Aug05 - Sep10	Sep05 - Jun09	Sep05 - Jun08

Class M4 to Maturity

ARM Fixed Rate	0% CPR 0% PPC	15% CPR 50% PPC	22% CPR 85% PPC	27% CPR 115% PPC	35% CPR 150% PPC	40% CPR 175% PPC	45% CPR 200% PPC
Average Live (yr)	26.49	9.29	6.23	5.02	4.04	3.71	3.48
Modified Duration (yr)	15.1	7.3	5.3	4.4	3.6	3.4	3.2
Principal Window	Jun24 - Jul31	Oct06 - Nov18	Jul05 - Sep13	Jul05 - Apr11	Jul05 - Jan09	Aug05 - Jan08	Jul05 - Apr07

Class II-A to Maturity

ARM Fixed Rate	0% CPR 0% PPC	15% CPR 50% PPC	22% CPR 85% PPC	27% CPR 115% PPC	35% CPR 150% PPC	40% CPR 175% PPC	45% CPR 200% PPC
Average Live (yr)	18.45	5.08	3.46	2.72	1.95	1.55	1.18
Modified Duration (yr)	14.8	4.6	3.2	2.6	1.9	1.5	1.2
Principal Window	Jul02 - Apr32	Jul02 - Dec28	Jul02 - Nov22	Jul02 - Jan19	Jul02 - Jan15	Jul02 - Feb13	Jul02 - May05

Class II-M1 to Maturity

ARM Fixed Rate	0% CPR 0% PPC	15% CPR 50% PPC	22% CPR 85% PPC	27% CPR 115% PPC	35% CPR 150% PPC	40% CPR 175% PPC	45% CPR 200% PPC
Average Live (yr)	26.38	10.16	6.90	5.63	4.93	5.11	5.95
Modified Duration (yr)	19.1	8.7	6.2	5.2	4.6	4.8	5.5
Principal Window	Jun24 - Feb32	Nov06 - Dec25	Jul05 - Aug19	Oct05 - Feb16	Mar06 - Oct12	Jul06 - Mar11	May05 - Aug11

I-S1 SENSITIVITY TABLE (TO CALL)

Class I-S to Call

Prepayment Speed	35% CPR	40% CPR	45% CPR	50% CPR	55% CPR	56% CPR	57% CPR	58% CPR	59% CPR	60% CPR
BE Yield @ 9.7564	5.50%	5.50%	5.50%	5.50%	5.50%	4.19%	2.81%	1.36%	(0.16%)	(1.76%)
Average Life (yr)	2.06	2.06	2.06	2.06	2.06	2.03	1.99	1.96	1.92	1.89
Modified Duration (yr)	1.3	1.3	1.3	1.3	1.3	1.3	1.2	1.2	1.2	1.2
Principal Window	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA

II-S1 SENSITIVITY TABLE (TO CALL)

Class II-S to Call

Prepayment Speed	35% CPR	40% CPR	45% CPR	50% CPR	55% CPR	56% CPR	57% CPR	58% CPR	59% CPR	60% CPR
BE Yield @ 9.7564	5.50%	5.50%	5.50%	5.50%	5.50%	4.19%	2.81%	1.36%	(0.16%)	(1.76%)
Average Life (yr)	2.11	2.11	2.11	2.11	2.11	2.08	2.04	2.00	1.97	1.93
Modified Duration (yr)	1.3	1.3	1.3	1.3	1.3	1.3	1.2	1.2	1.2	1.2
Principal Window	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA

GROUP I NET WAC PASS-THROUGH RATE

Assumes that 1 M LIBOR is 1.84 % and 6 M LIBOR is 2.10% for the first period and increases to 20% thereafter and the collateral is run at Pricing Prepayment Speed to call.

1	NA	31	9.33%	61	13.98%
2	22.69%*	32	9.30%	62	13.97%
3	22.65%*	33	9.28%	63	13.97%
4	22.11%*	34	9.26%	64	13.97%
5	22.57%*	35	10.23%	65	13.97%
6	22.19%*	36	11.47%	66	13.97%
7	22.65%*	37	11.47%	67	13.96%
8	22.61%*	38	11.46%	68	13.96%
9	21.07%*	39	11.46%	69	13.96%
10	22.53%*	40	11.46%	70	13.95%
11	22.13%*	41	12.31%	71	13.95%
12	22.60%*	42	12.31%	72	13.95%
13	22.06%*	43	12.31%	73	13.95%
14	22.52%*	44	12.31%	74	13.94%
15	22.48%*	45	12.31%	75	13.94%
16	22.08%*	46	12.30%	76	13.94%
17	22.54%*	47	13.16%	77	13.94%
18	22.01%*	48	13.15%	78	13.94%
19	22.47%*	49	13.15%	79	13.93%
20	22.43%*	50	13.15%	80	13.93%
21	21.52%*	51	13.15%	81	13.93%
22	22.49%*	52	13.15%	82	13.92%
23	22.75%*	53	13.99%	83	13.92%
24	23.21%*	54	13.99%	84	13.92%
25	7.76%	55	13.99%	85	13.91%
26	7.86%	56	13.98%	86	13.91%
27	7.83%	57	13.98%	87	13.91%
28	7.80%	58	13.98%	88	13.91%
29	8.55%	59	13.98%	89	13.90%
30	8.51%	60	13.98%	90	13.90%

*CAP Reserve Fund is used to pay Net WAC Carryover Amount.

Group I Net WAC Pass-Through rate is calculated based on 30/360 basis

GROUP II NET WAC PASS-THROUGH RATE

Assumes that 1 M LIBOR is 1.84 % and 6 M LIBOR is 2.10% for the first period and increases to 20% thereafter and the collateral is run at Pricing Prepayment Speed to call.

1	NA	31	8.91%	61	12.86%
2	22.44%*	32	8.91%	62	12.85%
3	22.42%*	33	8.90%	63	12.85%
4	21.89%*	34	8.92%	64	12.84%
5	22.36%*	35	9.69%	65	12.84%
6	21.93%*	36	10.67%	66	12.84%
7	22.40%*	37	10.67%	67	12.83%
8	22.37%*	38	10.69%	68	12.83%
9	20.84%*	39	10.69%	69	12.83%
10	22.30%*	40	10.72%	70	12.82%
11	21.88%*	41	11.42%	71	12.82%
12	22.35%*	42	11.42%	72	12.82%
13	21.82%*	43	11.42%	73	12.81%
14	22.29%*	44	11.43%	74	12.81%
15	22.25%*	45	11.43%	75	12.81%
16	21.83%*	46	11.46%	76	12.80%
17	22.30%*	47	12.16%	77	12.80%
18	21.77%*	48	12.16%	78	12.80%
19	22.24%*	49	12.15%	79	12.79%
20	22.22%*	50	12.17%	80	12.79%
21	21.29%*	51	12.17%	81	12.79%
22	22.30%*	52	12.19%	82	12.78%
23	22.45%*	53	12.88%	83	12.78%
24	22.92%*	54	12.88%	84	12.77%
25	7.50%	55	12.87%	85	12.77%
26	7.59%	56	12.87%	86	12.77%
27	7.56%	57	12.87%	87	12.76%
28	7.57%	58	12.86%	88	12.76%
29	8.21%	59	12.86%	89	12.76%
30	8.17%	60	12.86%	90	12.75%

*CAP Reserve Fund is used to pay Net WAC Carryover Amount.

Group II Net WAC Pass-Through rate is calculated based on 30/360 basis.

FOR ADDITIONAL INFORMATION PLEASE CALL

CSFB's Asset Backed Securities Group

Asset Finance	Fiachra O'Driscoll	5-4940
	Joseph O'Doherty	5-8777
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	Phil Li	5-5945
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